Filed Pursuant to Rule 424(b)(5)
Registration No. 333-164259
Registration No. 333-167597

The Information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 17, 2010

Preliminary Prospectus Supplement

to Prospectus Dated March 30, 2010

$150,000,000

Common Stock

We are offering              shares of our common stock. Our common stock is listed on the NASDAQ Global Select Market under the symbol “BANR.” On June 16, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $3.64 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about factors you should consider before buying our common stock.

	Per Share	Total
Public offering price	$		$150,000,000
Underwriting discounts and commissions	$	$
Proceeds to Banner Corporation (before expenses)	$	$

The underwriters have the option to purchase up to an additional              shares of our common stock at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered by this prospectus supplement are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                      , 2010.

D.A. Davidson & Co.
Book Running Manager
Sandler O’Neill + Partners, L.P.

McAdams Wright Ragen, Inc.

The date of this prospectus supplement is June     , 2010

BANNER CORPORATION
WASHINGTON
OREGON
IDAHO
Point Roberts
Blaine
Ferndale
Lynden
Orcas Island
Bellingham
Friday Harbor
Burlington
Lopez Island
Oak Harbor
Woodinville
Everett
Redmond
Bothell
Edmonds
Kirkland
Seattle
Bellevue
Mercer Island
Renton
Kent
Federal Way
Puyallup
Olympia
Wenatchee
Spokane
Cheney
Rockford
Moses Lake
Selah
Yakima
Sunnyside
Richland
Pasco
Kennewick
Dayton
Clarkston
Lewiston
Walla Walla
Hermiston
Boardman
Stanfield
Pendleton
La Grande
Baker City
Vancouver
Beaverton
Portland
Lake Oswego
Tualatin
Salem
Meridian
Boise
Nampa
Twin Falls

Eastern Washington
Cheney Branch
Clarkston Branch
College Place Branch
Dayton Branch
East Wenatchee Branch
Kennewick - Columbia Center Branch
Kennewick - Quinault Loan Center
Kennewick Branch
Liberty Lake Branch *(Inside Safeway)*
Moses Lake Loan Center
Pasco Branch
Richland Branch
Rockford Branch
Selah Branch
Spokane - 3rd & Stevens Branch
Spokane - Avista Stadium ATM *(Spokane Indians Baseball Field)*
Spokane - Division Street Branch
Spokane - Hamilton Branch *(Inside Safeway)*
Spokane - Hastings Branch
Spokane - Inside Cheney Trading Co. ATM
Spokane - Market Street Branch *(Inside Safeway)*
Spokane - Northtown Branch
Spokane - Southeast Boulevard Branch
Spokane Commercial Banking Center
Spokane Real Estate Loan Center
Spokane Riverside & Post Branch
Spokane Valley - Argonne Branch
Spokane Valley - Millwood Branch
Spokane Valley - Sprague & Mullan Branch
Spokane Valley - Sprague & University Branch
Spokane Valley - Sullivan Branch
Sunnyside Branch
Walla Walla - 9th Avenue Branch
Walla Walla - Corporate Headquarters
Walla Walla - Eastgate Branch
Walla Walla - Marcus Whitman Hotel & Conference Center ATM
Walla Walla - Super1 ATM
Walla Walla Main Branch
Walla Walla Residential Loan Center
Wenatchee Branch
Yakima - Nob Hill Branch
Yakima - Summitview Branch
Yakima - Terrace Heights Branch
Yakima Main Branch

Western Washington
Bellevue Branch
Bellevue Center Branch
Bellevue Corporate Banking
Bellevue Loan Center
Bellingham - Barkley Boulevard Branch
Bellingham - Fairhaven Branch
Bellingham Branch
Bellingham Real Estate Loan Center
Blaine Branch
Bothell Branch
Burlington Branch
East Vancouver Branch
Edmonds Branch
Everett - Colby Branch & Commercial Banking Center
Everett - Evergreen Way Branch
Federal Way Branch
Ferndale Branch *(Inside Haggen)*
Friday Harbor Branch *(Islanders Bank)*
Kent Branch
Kirkland Branch
Lopez Island Branch *(Islanders Bank)*
Lynden Branch
Lynnwood - Alderwood Branch
Mercer Island Branch
Oak Harbor Branch
Oak Harbor Home Loan Center
Orcas Island Branch *(Islanders Bank)*
Point Roberts Branch *(Inside International Market Place)*
Puyallup Loan Center
Redmond Branch
Renton Branch
Seattle - Belltown Branch
Seattle - Madison Branch
Seattle Corporate Banking
Seattle International Banking
South Everett Branch
Woodinville Branch

Eastern Oregon
Baker City Branch
Boardman Branch
Hermiston - Good Shepherd Hospital ATM
Hermiston - Safeway ATM
Hermiston Branch
Hermiston Commercial Loan Center
Hermiston Drive-Up
La Grande Branch
Pendleton - Albertsons Branch
Pendleton Branch
Stanfield Branch
Umatilla Branch

Western Oregon
Beaverton - Cedar Hills Branch
Beaverton - Murray Scholls Branch
Hillsboro - Tanasbourne Branch
Lake Oswego - Lake Grove Branch
Lake Oswego Branch
Lake Oswego Commercial Lending Center
Portland - Pearl District Branch
Portland Main Branch & Commercial Lending Center
Tualatin Branch

Idaho
Boise - 10th & Bannock Branch
Boise - 10th & Bannock Commercial Banking Center
Boise - 10th & Bannock Residential Lending Center
Boise - Fairview Branch
Boise - Overland Branch
Lewiston - 21st Street Branch
Lewiston - Bryden Branch
Meridian Branch
Nampa Branch
Twin Falls - Magic Valley Commercial Banking Center
Twin Falls Branch

● Full Service Branches
● Loan Centers

Prospectus Supplement

Prospectus

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or in any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. The information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from, or in addition to, the information in the accompanying prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, contains more general information about us, the common stock offered hereby and other securities that we may offer from time to time, some of which information may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of this offering in the prospectus supplement differs from the description in the accompanying prospectus or any document incorporated by reference filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, “Banner,” the “Company,” “we,” “our,” “ours,” and “us” refer to Banner Corporation, which is a bank holding company headquartered in Walla Walla, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Banner Bank” and “Islanders Bank” in this prospectus supplement, means our subsidiaries, Banner Bank and Islanders Bank, respectively, each of which is a Washington state-chartered commercial bank. We sometimes refer to Banner Bank and Islanders Bank as, collectively, the “Banks” and, individually, a “Bank.” References to “Banner Corporation” refer to Banner Corporation, a Washington corporation, on an unconsolidated basis.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference may contain forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact and often include the words “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, assumptions and statements about future economic performance and projections of financial items. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated or implied by our forward-looking statements, including, but not limited to:

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•

results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of the Banks by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, institute a formal or informal enforcement action against us or any of the Banks which could require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•

the requirements and restrictions that have been imposed upon Banner Corporation and Banner Bank under the memoranda of understanding with the Federal Reserve Bank of San Francisco (in the case of Banner Corporation) and the FDIC and the Washington DFI (in the case of Banner Bank) and the possibility that Banner Corporation and Banner Bank will be unable to fully comply with the memoranda of understanding, which could result in the imposition of additional requirements or restrictions;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	the failure or security breach of computer systems on which we depend;

S-iii

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our business strategies;

•

our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common and preferred stock and interest or principal payments on our junior subordinated debentures;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•	changes to the regulatory capital treatment of our Trust Preferred Securities (“TRUPS”);

•	other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services;

•	future legislative or regulatory changes in the United States Department of Treasury (“Treasury”) Troubled Asset Relief Program (“TARP”) Capital Purchase Program; and

•	the other risks described elsewhere in this prospectus supplement, the accompanying prospectus and the incorporated documents.

Some of these and other factors are discussed in this prospectus supplement under the caption “Risk Factors” and elsewhere in this prospectus supplement and in the incorporated documents. Such developments could have a material adverse impact on our business, financial position and results of operations.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus supplement or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus supplement or the accompanying prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus, including the risks discussed under “Cautionary Note Regarding Forward-Looking Statements” and the “Risk Factors” section and the documents incorporated by reference, which are described under “Incorporation of Certain Documents by Reference” in this prospectus supplement. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any.

Banner Corporation

Banner Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly-owned subsidiaries, Banner Bank and Islanders Bank. Banner Bank is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of March 31, 2010, its 86 branch offices and seven loan production offices located in Washington, Oregon and Idaho. Islanders Bank is also a Washington-chartered commercial bank that conducts business from three locations in San Juan County, Washington. Banner Corporation is subject to regulation by the Federal Reserve Board. Banner Bank and Islanders Bank are subject to regulation by the Washington DFI and the FDIC.

As of March 31, 2010, we had total consolidated assets of $4.6 billion, total loans of $3.6 billion, total deposits of $3.8 billion and total stockholders’ equity of $406.7 million.

Banner Bank is a regional bank which offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Islanders Bank is a community bank which offers similar banking services to individuals, businesses and public entities located in the San Juan Islands in the State of Washington. Our primary business is that of a traditional banking institution, accepting deposits and originating loans in locations surrounding our offices in Washington, Oregon and Idaho. Banner Bank is also an active participant in the secondary residential mortgage market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agriculture business loans, construction and land development loans, one- to four-family residential loans and consumer loans. A portion of Banner Bank’s construction and mortgage lending activities are conducted through its subsidiary, Community Financial Corporation, which is located in the Lake Oswego area of Portland, Oregon.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “BANR.” Our principal executive offices are located at 10 South First Avenue, Walla Walla, Washington 99362-0265. Our telephone number is (509) 527-3636.

Business Strategy

We are committed to becoming the leading provider of financial services to small and mid-sized businesses and individuals throughout the Pacific Northwest. Our goal is to continue to enhance our franchise value and earnings through managed growth, while maintaining a relationship-oriented customer service and community focus. In order to be successful in this objective and increase shareholder value, we are executing the following strategies:

Grow and strengthen our core deposit franchise. A fundamental part of our strategy is to improve both the level and the mix of deposits that serve as a funding base for our assets. By growing our demand deposit accounts and other transaction accounts, we intend to reduce our reliance on higher-cost certificates of deposits. As a result, we expect to improve our cost of funds and net interest margin as well as fee generating opportunities to seek to improve our profitability. Our recent marketing and business development efforts and compensation programs are primarily targeted towards core deposit growth. Over the past several years, our branch growth has been focused on expanding our presence in the four major metropolitan markets in the Pacific Northwest—the Puget Sound region of Washington and the Portland, Oregon, Spokane, Washington, and Boise, Idaho markets—while maintaining and leveraging our historically strong market position in our legacy markets in the agricultural areas of the Columbia Basin region of central Washington and northeastern Oregon. We have significantly expanded our branch network since January 1, 2004, having added 26 de novo branches and 16 branches through acquisitions. We believe that as these branches mature and we implement aggressive sales efforts, the mix and costs of deposits will improve as will other income generating opportunities related to these core deposits

Improve asset quality. As real estate markets have weakened since 2007, we have experienced a significant increase in delinquencies and non-performing assets, primarily in our construction and land development loan portfolio. We have implemented an internal problem loan resolution process that is managed by a group of experienced senior banking officers to focus on early detection and timely solutions. Our “Great Northwest Home Rush” campaign and related “Peace of Mind” program, which were created to assist in the marketing of our builder borrowers’ homes, have resulted in the sale of 466 homes since the campaigns began in March 2009, and are examples of the types of creative solutions we are applying to expeditiously resolve problem loans. In contrast to construction and development loans, the non-housing-related segments of our loan portfolio have not experienced significant increases in delinquencies and non-performing assets. We are, however, focused on actively monitoring and managing all segments of our loan portfolio in order to proactively identify and mitigate risk. This has included recently completed individual loan level stress testing on a significant portion of our commercial real estate portfolio designed to identify potential problems and possible corrective actions for these types of loans. We will continue to devote significant efforts and resources to reducing problem assets to levels consistent with our historical experience.

Emphasize growth in commercial and consumer lending. We have a history of lending activities focused on real estate (particularly construction), commercial business (including agricultural) and consumer loans. Our long term goal is to reduce our exposure to construction and land development loans and focus on growing commercial, agricultural and consumer loans to better diversify our loan portfolio and support our deposit growth initiatives. We expect that this diversification will strengthen our balance sheet and help to minimize the impact on our earnings resulting from real estate market cycles. We have a highly competitive suite of cash management services, technology solutions, and internal support expertise specific to the needs of small to mid-sized commercial business customers. We believe that we distinguish ourselves from larger, national banks operating in our market areas by offering quicker decision making in the delivery of our products and services and competitive customer-driven products with excellent service and responsiveness, and by providing customer access to our senior managers, while our larger capital base and product mix enable us to compete effectively against smaller banks. Our lending staff is experienced and knowledgeable about local commercial business in our markets, enabling us to build on the relationship-style banking that is our hallmark.

Hire and retain experienced employees with a customer service focus. We have been successful in attracting and retaining banking professionals with strong community relationships and significant knowledge of our markets which is central to our business strategy. Exceptional service, local involvement and timely decision making are integral parts of our business strategy, and we need highly qualified and highly motivated individuals. We believe that by focusing on experienced bankers who are established in their communities, we enhance our market position and add profitable growth opportunities. Our compensation and incentive systems are aligned with our strategies to grow core deposits and commercial and consumer loans, while maintaining asset quality. We have a strong corporate culture based on personal accountability, high ethical standards and significant training opportunities, which is supported by our commitment to career development and promotion from within the organization.

Improve profitability through disciplined pricing, expense control and balance sheet management. We have achieved many milestones over the last five years as we have grown total assets from $2.9 billion at December 31, 2004 to $4.6 billion at March 31, 2010. Over that time, we expanded our retail branch network to 89 locations by adding 42 branches, including 26 de novo branch openings and 16 branches through three separate acquisitions, as well as relocating and upgrading ten additional branches. We have also focused significant efforts and invested heavily in creating brand awareness, competitive products and a strong and experienced workforce. We believe these initiatives have positioned us well to implement a strategy focused on improving operating efficiency and earnings growth. While we expect to continue to drive an appropriate level of loan and deposit growth, we will keenly focus on enhancing our profitability by exercising a disciplined approach to product pricing, expense control and balance sheet mix.

Expand our presence within our existing market areas by capturing business opportunities resulting from changes in the competitive environment. We believe that the significant changes that are impacting the financial services industry in the current economic environment, including failures and consolidations of community banks, may create opportunities to grow our business. Our increased capital position from this offering will position us to be able to expand our market presence within our existing geographic footprint at the appropriate time In the past, we successfully opened de novo branches and integrated acquired institutions. Going forward, while exercising appropriate discipline, we expect to strengthen our market position by capturing a portion of the market share arising from the expected failures and consolidation of community banks in our market areas. By delivering high quality, customer focused products and services during this period of market turmoil, we expect to attract additional borrowers and depositors and thus increase our market share and revenue generation.

Recent Developments

Regulatory Agreements

As a result of the challenging environment in which we have been operating, we have experienced elevated levels of non-performing assets, delinquencies and adversely classified assets, as well as net losses from operations. On March 23, 2010, Banner Bank entered into a memorandum of understanding (MOU) with the FDIC and the Washington DFI. Banner Corporation entered into a similar MOU with the Federal Reserve Bank of San Francisco on March 29, 2010. Under its MOU, Banner Bank is required, among other things, to develop and implement plans to reduce commercial real estate concentrations; to improve asset quality and reduce classified assets; to improve profitability; and to increase Tier 1 leverage capital to equal or exceed 10% of average assets. In addition, Banner Bank may not pay cash dividends to Banner Corporation without prior approval from the FDIC and the Washington DFI, and Banner Corporation and Banner Bank must obtain prior regulatory approval before adding any new director or senior executive officer or changing the responsibilities of any current senior executive officer. Further, Banner Corporation may not pay any dividends on common or preferred stock, pay interest or principal on the balance of its junior subordinated debentures or repurchase its common or preferred stock without the prior written approval of the Federal Reserve Bank of San Francisco

We are working diligently to comply with the MOUs. We are making progress with respect to reducing commercial real estate concentrations, however, we expect significant improvement in asset quality and profitability will be a more gradual process. In particular, reflecting the slow pace of the economic recovery and continuing elevated levels of credit costs, we believe that our results for the quarter ended June 30, 2010, will not be dissimilar to the two preceding quarters. Some of the key areas driving this expectation include generally stabilized net interest margin and other operating revenues, similar levels of controllable operating expenses, and modestly higher costs associated with collection activities and acquired real estate. We also expect an essentially unchanged level of non-performing assets, with decreased non-performing loans and increased real estate acquired through foreclosure, and modestly higher net charge-offs and provision for loan losses. Our expectations are based on management’s current assessment and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated. For additional information regarding the MOUs, see “Risk Factors—Risks Associated with Our Business-We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve Bank of San Francisco and lack of compliance could result in additional regulatory actions.”

Hiring of New President

On April 6, 2010, we announced that Mark J. Grescovich had been named President of Banner Corporation and Banner Bank. Mr. Grescovich has also joined the board of directors of Banner Corporation and Banner Bank.

Mr. Grescovich was formerly the Executive Vice President and Chief Corporate Banking Officer for Akron, Ohio-based FirstMerit Corporation and FirstMerit Bank N.A., a commercial bank with $12.3 billion in assets at March 31, 2010 according to its Call Report filed with the FDIC. He assumed his position and responsibility for FirstMerit’s commercial and regional lines of business in 2007, having served since 1994 in various commercial and corporate banking positions, including Chief Credit Officer. During his tenure as Chief Corporate Banking Officer, First Merit received the Greenwich Excellence Award for overall customer satisfaction in business banking. Prior to joining FirstMerit, Mr. Grescovich was a Managing Partner in corporate finance with Sequoia Financial Group, Inc. of Akron, Ohio and a commercial and corporate lending officer and credit analyst with Society National Bank of Cleveland, Ohio.

In accordance with his employment agreement with Banner Corporation and Banner Bank, Mr. Grescovich will be appointed as the Chief Executive Officer of the Company and Banner Bank by no later than November 22, 2010, subject to the approval of the Boards of Directors of the Company and Banner Bank.

Risks Associated With Our Business, the Offering and Our Common Stock

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-8 of this prospectus supplement and in the “Risk Factors” section included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and the notes thereto, before making an investment decision. See “Incorporation of Certain Documents by Reference.”

The Offering

Common stock we are offering	shares(1)

Common stock to be outstanding after this offering	shares(1)(2)(3)

Over-allotment option	shares

Use of proceeds	Our estimated net proceeds from this offering are approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering. We intend to use a significant portion of the net proceeds from this offering to provide capital to Banner Bank to strengthen Banner Bank’s regulatory capital ratios and to support managed growth. We expect to use the remaining net proceeds for general working capital purposes.

NASDAQ Global Select Market symbol	BANR

(1)

Throughout this prospectus supplement, we have assumed the sale of 41,208,791 shares of common stock, based on an aggregate offering price of $150.0 million divided by $3.64 per share, which is equal to the last reported sales price per share of our common stock on the NASDAQ on June 16, 2010. A $1.00 increase in the actual per share offering price, from the price assumed in this prospectus supplement, would decrease the number of shares actually sold in this offering by 8,881,205 shares and a $1.00 decrease in the actual per share offering price would increase the shares actually sold by 15,609,391 shares.

(2)	The number of our shares outstanding immediately after the closing of this offering is based on 24,454,738 shares of common stock outstanding as of June 16, 2010.
(3)

Unless otherwise indicated, the number of shares of common stock presented in this prospectus supplement excludes (a) shares issuable pursuant to the exercise of the underwriters’ over-allotment option, (b) 483,220 shares of common stock issuable upon exercise of outstanding stock options as of June 16, 2010, with a weighted average exercise price of $22.35 per share, (c) 57,295 shares of common stock issuable pursuant to potential future awards under our equity compensation plans, and (d) 1,707,989 shares of common stock issuable upon exercise by the Treasury of a ten-year warrant with an initial exercise price of $10.89 per share issued pursuant to the Treasury TARP Capital Purchase Program.

Summary of Selected Consolidated Financial Information

The following table sets forth selected consolidated financial information as of March 31, 2010 and for the three months ended March 31, 2010 and 2009, and as of and for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 derived from our audited consolidated financial statements. The unaudited financial information as of and for the three months ended March 31, 2010 and 2009 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which have been filed with the Securities and Exchange Commission, or SEC, and are incorporated herein by reference. See “Incorporation of Certain Documents by Reference.”

	As of March 31, 2010	As of December 31,
		2009	2008	2007	2006	2005
(In Thousands)				Restated	Restated	Restated
Balance sheet data:
Total assets	$4,581,711	$4,722,221	$4,584,368	$4,492,658	$3,495,566	$3,040,555
Net loans receivable	3,593,124	3,694,852	3,886,211	3,763,790	2,930,455	2,408,833
Cash and securities(1)	586,684	640,657	419,718	354,809	347,410	427,681
Deposits	3,849,778	3,865,550	3,778,850	3,620,593	2,794,592	2,323,313
Borrowings	287,499	414,315	318,421	372,039	404,330	459,821
Stockholders’ equity	406,724	405,128	433,348	437,846	250,607	220,857
Common stockholders’ equity	288,919	287,721	317,433	437,846	250,607	220,857
Tangible equity(2)	396,298	394,058	419,632	300,192	214,320	184,577
Tangible common equity(2)	278,493	276,651	303,717	300,192	214,320	184,577
Shares outstanding	23,101	21,540	17,152	16,266	12,314	12,082
Shares outstanding excluding unearned, restricted shares held in ESOP	22,861	21,299	16,912	16,026	12,074	11,782

	For the three months ended March 31,		For the years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
(In Thousands)					Restated	Restated	Restated
Income Statement Data:
Interest income	$55,970	$60,331	$237,370	$273,158	$295,497	$243,019	$190,160
Interest expense	17,820	25,372	92,797	125,345	145,690	116,114	81,377

Net interest income before provision for loan losses	38,150	34,959	144,573	147,813	149,807	126,905	108,783
Provision for loan losses	14,000	22,000	109,000	62,500	5,900	5,500	4,903

Net interest income	24,150	12,959	35,573	85,313	143,907	121,405	103,880
Mortgage banking operations	948	2,715	8,893	6,045	6,270	5,824	5,647
Gain (loss) on sale of securities	—	—	—	—	—	65	(7,302)
Other-than-temporary impairment losses	(1,231)	—	(1,511)	—	—	—	—
Net change in valuation of financial instruments carried at fair value	1,908	(3,253)	12,529	9,156	11,574	—	—
Other operating income	6,099	5,186	23,779	24,428	20,551	14,686	12,199
Insurance recovery, net proceeds	—	—	—	—	—	(5,350)	—
FHLB prepayment penalties	—	—	—	—	—	—	6,077
Goodwill write-off	—	—	—	121,121	—	—	—
Other operating expenses	35,415	33,793	142,080	138,899	127,489	99,731	91,471

Income (loss) before provision for income tax (benefit) expense	(3,541)	(16,186)	(62,817)	(135,078)	54,813	47,599	16,876
Provision for income tax (benefit) expense	(2,024)	(6,923)	(27,053)	(7,085)	17,890	16,055	4,896

Net income (loss)	$(1,517)	$(9,263)	$(35,764)	$(127,993)	$36,923	$31,544	$11,980

Preferred stock dividend	1,550	1,550	6,200	689	—	—	—
Preferred stock discount accretion	398	373	1,492	161	—	—	—

Net income (loss) available to common shareholders	$(3,465)	$(11,186)	$(43,456)	$(128,843)	$36,923	$31,544	$11,980

	At or for the three months ended March 31,		At or for the years ended December 31,
	2010	2009	2009	2008	2007	2006	2005
					Restated	Restated	Restated
Per Share Data:
Net income (loss):
Basic	$(0.16)	$(0.65)	$(2.33)	$(7.94)	$2.53	$2.65	$1.04
Diluted	(0.16)	(0.65)	(2.33)	(7.94)	2.49	2.58	1.00
Common stockholders’ equity per share(3)	12.64	17.71	13.51	18.77	27.32	20.76	18.74
Common stockholders’ tangible equity per share(2)(3)	12.18	16.96	12.99	17.96	18.73	17.75	15.67
Cash dividends	0.01	0.01	0.04	0.50	0.77	0.73	0.69
Dividend payout ratio (basic)	(6.25)%	(1.54)%	(1.72)%	(6.30)%	30.43%	27.55%	66.35%
Dividend payout ratio (diluted)	(6.25)%	(1.54)%	(1.72)%	(6.30)%	30.92%	28.29%	69.00%

Consolidated Capital Ratios:
Total capital to risk-weighted assets	12.93%	12.87%	12.73%	13.11%	11.72%	11.80%	12.29%
Tangible common stockholders’ equity to tangible assets(2)	6.09	6.56	5.87	6.64	6.89	6.20	6.14
Tier 1 capital to risk-weighted assets	11.66	11.62	11.47	11.86	10.58	9.53	10.17
Tier 1 leverage capital to average assets	9.76	10.27	9.62	10.32	10.04	8.76	8.59

Selected Financial Ratios:
Allowance for loan losses as a percent of total loans at end of period	2.60%	2.04%	2.51%	1.90%	1.20%	1.20%	1.27%
Net charge-offs as a percent of average outstanding loans during the period	0.36	0.44	2.28	0.84	0.08	0.03	0.16
Non-performing assets as a percent of total assets	6.42	5.84	6.27	4.56	0.99	0.43	0.36
Allowance for loan losses as a percent of non-performing loans(4)	49	36	45	40	108	253	296

Performance Ratios:
Return (loss) on average assets(5)	(0.14)%	(0.83)%	(0.78)%	(2.78)%	0.91%	0.96%	0.39%
Return (loss) on average common equity(6)	(1.50)	(8.59)	(11.69)	(30.90)	10.07	13.29	5.43
Average common equity to average assets	9.02	9.63	6.71	8.99	9.06	7.19	7.23
Interest rate spread(7)	3.56	3.13	3.23	3.36	3.86	3.97	3.72
Net interest margin(8)	3.61	3.26	3.33	3.45	4.00	4.08	3.79
Non-interest income to average assets	0.69	0.42	0.96	0.86	0.95	0.62	0.35
Non-interest expense to average assets	3.16	3.02	3.12	5.65	3.15	2.86	3.20
Efficiency ratio(9)	77.20	85.32	75.47	138.72	67.74	64.00	81.75
Average interest-earning assets to interest-bearing liabilities	102.77	105.75	104.55	103.21	103.52	102.81	102.66

(1)	Includes securities available for sale and held to maturity.
(2)

Tangible equity, tangible common equity, tangible book value per common share and tangible common equity to tangible assets are non-GAAP financial measures. We calculate tangible equity by excluding the balance of goodwill and other intangible assets from stockholders’ equity. We calculate tangible common equity by excluding preferred equity from tangible equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from total assets. We believe that this is consistent with the treatment by our bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-based capital ratios. In addition, by excluding preferred equity (the level of which may vary from company to company), it allows investors to more easily compare our capital adequacy to other companies in the industry who also use this measure. However, these non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculation of tangible common equity and tangible assets, this presentation may not be comparable to other similarly titled measures as calculated by other companies. A reconciliation of the non-GAAP financial measures is provided below.

	At March 31,		At December 31,
	2010	2009	2009	2008	2007	2006	2005
(In thousands)					Restated	Restated	Restated
Reconciliation of non-GAAP financial measures:
Stockholders’ equity	$406,724	$424,543	$405,128	$433,348	$437,846	$250,607	$220,857
Goodwill	—	—	—	—	121,108	36,229	36,229
Other intangible assets, net	10,426	13,026	11,070	13,716	16,546	58	51

Tangible equity	396,298	411,517	394,058	419,632	300,192	214,320	184,577
Preferred equity	117,805	116,288	117,407	115,915	—	—	—
Tangible common equity	278,493	295,229	276,651	303,717	300,192	214,320	184,577
Total assets	4,581,711	4,510,124	4,722,221	$4,584,368	$4,492,658	$3,495,566	$3.040,555
Goodwill	—	—	—	—	121,108	36,229	36,229
Other intangible assets, net	10,426	13,026	11,070	13,716	16,546	58	51

Tangible assets	$4,571,285	$4,497,098	$4,711,151	$4,570,652	$4,355,004	$3,459,279	$3,004,275

(3)	Calculated using shares outstanding excluding unearned restricted shares held in ESOP.
(4)	Non-performing loans consist of nonaccrual and 90 days past due loans.
(5)	Net income (loss) divided by average assets.
(6)	Net income (loss) divided by average common equity.
(7)	Difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(8)	Net interest income before provision for loan losses as a percent of average interest-earning assets.
(9)	Other operating expense divided by the total of net interest income, before provision for loan losses, and other operating income (non-interest income).

RISK FACTORS

Investing in our common stock involves risks. In deciding whether to invest in our common stock, you should carefully consider the following risks, which should be read together with our other disclosures in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of our common stock could decline and you could lose part or all of your investment. To the extent any of the risk factors set forth below identify risks previously identified in our periodic reports filed under the Securities Exchange Act of 1934, as amended, the risk factors set forth below supersede those contained in our periodic reports. Otherwise, the risk factors set forth below supplement those contained in our periodic reports.

Risks Associated with Our Business

Our business may continue to be adversely affected by downturns in the national economy and the regional economies on which we depend.

Our operations are significantly affected by national and regional economic conditions. Substantially all of our loans are to businesses and individuals in the states of Washington, Oregon and Idaho. All of our branches and most of our deposit customers are also located in these three states. A further decline in the economies of the markets in which we operate, in particular the Puget Sound area of Washington State, the Portland, Oregon metropolitan area and the agricultural regions of the Columbia Basin, could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, Washington, Oregon and Idaho have experienced home price declines, increased foreclosures and high unemployment rates. As a result of the high concentration of our customer base in the Puget Sound area of Washington State, the deterioration of businesses in the Puget Sound area, or one or more businesses with a large employee base in that area, also could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, weakness in the global economy has adversely affected many businesses operating in our markets that are dependent upon international trade.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:

•	demand for our products and services may decline;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans made may decline further in value; and

•	the amount of our low-cost or non-interest bearing deposits may decrease.

Declining property values have increased the loan-to-value ratios on a significant portion of our residential mortgage loan portfolio, which exposes us to greater risk of loss.

Many of our residential mortgage loans are secured by liens on mortgage properties in which the borrowers have little or no equity because either we originated the loan with a relatively high combined loan-to-value ratio or because of the decline in home values in our market areas. Residential loans with high combined loan-to-value ratios will be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, such borrowers may be unable to repay their loans in full from the sale proceeds. As a result, these loans may experience higher rates of delinquencies, defaults and losses.

Our loan portfolio includes loans with a higher risk of loss.

We originate construction and land loans, commercial and multifamily mortgage loans, commercial business loans, consumer loans, agricultural mortgage loans and agricultural loans as well as residential mortgage loans primarily within our market areas. Generally, the types of loans other than the residential mortgage loans have a higher risk of loss than the residential mortgage loans. We had approximately $3.0 billion outstanding in these types of higher risk loans at March 31, 2010 compared to approximately $3.1 billion at December 31, 2009. These loans typically have greater credit risk than residential real estate for the following reasons:

•

Construction and Land Loans. At March 31, 2010 construction and land loans were $664.0 million or 18.0% of our total loan portfolio. This type of lending contains the inherent difficulty in estimating both a property’s value at completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, we may be confronted at, or prior to, the maturity of the loan with a project the value of which is insufficient to assure full repayment. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to us than construction loans to individuals on their personal residences. Loans on land under development or held for future construction also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand conditions. As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to independently repay principal and interest. While our origination of these types of loans has decreased significantly in the last two years, we continue to have significant levels of construction loan balances. Most of our construction loans are for the construction of single family residences. Reflecting the current slowdown in the residential market, the secondary market for land and construction loans is not readily liquid, so we have less opportunity to mitigate our credit risk by selling part or all of our interest in these loans. If we foreclose on a construction loan, our holding period for the collateral typically may be longer than we have historically experienced because there are fewer potential purchasers of the collateral. The decline in the number of potential purchasers has contributed to the decline in the value of these loans. Accordingly, charge-offs on construction and land loans may be larger than those incurred by other segments of our loan portfolio. At March 31, 2010, construction and land loans that were non-performing were $138.2 million or 70.5% of our total non-performing loans.

•

Commercial and Multifamily Mortgage Loans. At March 31, 2010 commercial and multifamily loans were $1.2 billion or 33.1% of our total loan portfolio. These loans typically involve higher principal amounts than other types of loans. Repayment is dependent upon income being generated from the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. Commercial and multifamily mortgage loans may expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate. In addition, many of our commercial and multifamily real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment, which may increase the risk of default or non-payment. This risk is exacerbated in this current economic environment. At March 31, 2010, commercial and multifamily loans that were non-performing were $7.2 million or 3.7% of our total non-performing loans.

•

Commercial Business Loans. At March 31, 2010 commercial business loans were $616.4 million or 16.7% of our total loan portfolio. Our commercial loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Most often, this collateral is accounts receivable, inventory, equipment or real estate. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Other collateral securing loans may depreciate over time, may be difficult to appraise, may be illiquid and may fluctuate in value based on the success of the business. At March 31, 2010, commercial business loans that were non-performing were $19.4 million or 9.9% of our total non-performing loans.

•

Agricultural Loans. At March 31, 2010 agricultural loans were $187.2 million or 5.1% of our total loan portfolio. Repayment is dependent upon the successful operation of the business, which is greatly dependent on many things outside the control of either us or the borrowers. These factors include weather, commodity prices, and interest rates, among others. Collateral securing these loans may be difficult to evaluate, manage or liquidate and may not provide an adequate source of repayment. At March 31, 2010, agricultural loans that were non-performing were $8.0 million or 4.1% of our total non-performing loans.

•

Consumer Loans. At March 31, 2010 consumer loans were $303.3 million or 8.1% of our total loan portfolio. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. At March 31, 2010, consumer loans that were non-performing were $3.4 million or 1.7% of our total non-performing loans.

Our provision for loan losses and net loan charge offs have been significant and we may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations.

For the three months ended March 31, 2010, we recorded a provision for loan losses of $14.0 million, compared to $22.0 million for the same period of 2009. We also recorded net loan charge-offs of $13.5 million for the three months ended March 31, 2010 compared to $17.5 million for the same period in 2009. We are experiencing elevated levels of loan delinquencies and credit losses. Slower sales, excess inventory and declining prices have been the primary causes of the increase in delinquencies and foreclosures for construction and land development loans, which represented 70.5% of our non-performing assets at March 31, 2010. At March 31, 2010, our total non-performing assets were $294.2 million, compared to $295.9 million at December 31, 2009 and $263.4 million at March 31, 2009. Further, our portfolio is concentrated in construction and land loans, commercial business and commercial real estate loans, all of which generally have a higher risk of loss than residential mortgage loans. If current weak conditions in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, if the recession is prolonged, we expect that it could severely impact economic conditions in our market areas and that we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the character and creditworthiness of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience and certain macroeconomic factors based on management’s expectations of future events; and

•	our specific reserve, based on our evaluation of non-performing loans and their underlying collateral.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and loss and delinquency experience, and evaluate economic conditions and make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for additions to our allowance through an increase in the provision for loan losses. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. Our allowance for loan losses was 2.60% of total loans outstanding and 48.8% of non-performing loans at March 31, 2010. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the provision for loan losses will result in a decrease in net income and may have a material adverse effect on our financial condition, results of operations and capital.

If we were to suffer loan losses similar in amounts to those that may be predicted by a SCAP test, they could have a material adverse effect on our results of operation, capital and the price, and market for, our common stock.

The federal banking regulators, in connection with the Treasury’s Supervisory Capital Assessment Program (“SCAP”), administered a stress or SCAP test to the nation’s 19 largest banks during the first quarter of 2009. Neither the Treasury nor any other bank regulatory authority has administered a SCAP test to test our loan portfolio. The SCAP test attempts to assess the near-term capital needs of a company using a two-year cumulative loan loss assumption under two scenarios, a “baseline” scenario that assumed a consensus forecast for certain economic variables and a “more adverse” than expected scenario to project a more significant downturn. These scenarios utilize the assumptions developed by the Treasury with input from the 19 largest banks and therefore do not reflect specific adjustments based on more current economic data reflective of the market areas in which our loans are located or the specific characteristics of our loan portfolio. After applying the SCAP methodology to our loan portfolio as of December 31, 2008, our potential cumulative loan losses over the next two years under either scenario of the SCAP test would be significantly higher than the level of loan losses we have incurred historically.

The results of the SCAP test involves many assumptions about the economy and future loan losses and default rates, and may not accurately reflect the impact on our financial condition if the economy does not improve or continues to deteriorate. Any continued deterioration of the economy could result in credit losses that are significantly higher than we have historically experienced or those predicted by the SCAP test. Accordingly, if we were to suffer loan losses similar or higher in amounts to those that may be predicted by the SCAP test, these losses could have a material adverse effect on our results of operation, capital and the price, and market for, our stock, and could require the need for additional capital.

We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve and lack of compliance could result in additional regulatory actions.

On March 23, 2010, the FDIC and the Washington DFI entered into an agreement on a Memorandum of Understanding, or Bank MOU, with Banner Bank. Under the terms of the Bank MOU, Banner Bank, may not:

•

appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers, without the prior written non-objection of the FDIC and/or the Washington DFI; and

•	pay cash dividends to its holding company, Banner Corporation, without the prior written consent of the FDIC and/or the Washington DFI.

Other material provisions of the Bank MOU require Banner Bank to:

•

maintain Tier 1 Capital of not less than 10.0% of Banner Bank’s adjusted total assets pursuant to Part 325 of the FDIC Rules and Regulations by July 21, 2010, and maintain capital ratios above “well capitalized” thresholds as defined under Section 325.103 of the FDIC Rules and Regulations;

•	utilize a comprehensive policy for determining the adequacy of the allowance for loan loss;

•	formulate and implement a written plan addressing retention of profits, reduction of overhead expenses and a budget through 2012 acceptable to the FDIC and the DFI;

•	eliminate from its books all assets classified “Loss” that have not been previously collected or charged-off;

•	by June 30, 2010 reduce all assets classified “Substandard” in the report of examination to not more than 80% of Tier 1 capital plus the allowance for loan losses;

•	develop a written plan for reducing adversely classified assets;

•	develop a written plan for reducing the aggregate amount of its commercial real estate concentration; and

•	revise, adopt and fully implement a written liquidity and funds management policy.

Banner Bank is required to provide the FDIC and Washington DFI with progress reports regarding its compliance with the provisions of the Bank MOU.

In addition on March 29, 2010, the Federal Reserve Bank of San Francisco entered into a Memorandum of Understanding with Banner Corporation (the “FRB MOU”). Under the terms of the FRB MOU, Banner Corporation, without prior written approval, or non-objection, of the Federal Reserve Bank of San Francisco, may not:

•	appoint any new director or senior executive officer or change the responsibilities of any current senior executive officers;

•	receive dividends or any other form of payment or distribution representing a reduction in capital from Banner Bank;

•	declare or pay any dividends, or make any other capital distributions, including payments on our junior subordinated debentures underlying our trust preferred securities

•	incur, renew, increase, or guarantee any debt;

•	issue any trust preferred securities; and

•	purchase or redeem any of our stock.

Under the FRB MOU, we also agreed to take any required action to ensure compliance by Banner Bank with the Bank MOU and to submit to the Federal Reserve Bank of San Francisco for review and approval a plan to maintain minimum levels of capital at Banner Bank, and contingency capital after taking into consideration the results of the Bank’s loan portfolio stress test, as well as cash flow projections for Banner Corporation through 2011. We are also limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments. Under the FRB MOU, the Company is required to provide the Federal Reserve Bank of San Francisco with quarterly progress reports regarding its compliance with the provisions of the FRB MOU and Banner Corporation financial statements

The Bank MOU and the FRB MOU will remain in effect until stayed, modified, terminated or suspended by the FDIC and the Washington DFI or the Federal Reserve Bank of San Francisco, as the case may be. If either Banner Corporation or Banner Bank was found not in compliance with their respective MOU, it could be subject to various remedies, including among others, the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to direct an increase in capital, to restrict growth, to remove officers and / or directors, and to assess civil monetary penalties. Management of Banner Corporation and Banner Bank have been taking action and implementing programs to comply with the requirements of the FRB MOU and the Bank MOU, respectively. Compliance will be determined by the FDIC, Washington DFI and Federal Reserve Bank of San Francisco. Management believes that Banner Corporation and Banner Bank will comply in all material respects with the provisions of each respective MOU. Any of these regulators may determine in their sole discretion that the matters covered by the FRB MOU or the Bank MOU have not been addressed satisfactorily, or that any current or past actions, violations or deficiencies could be the subject of further regulatory enforcement actions. Such enforcement actions could involve penalties or limitations on our business and negatively affect our ability to implement our business plan, pay dividends on our common stock or the value of our common stock, as well as our financial condition and result of operations.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. With the proceeds of this offering we anticipate that our capital resources will satisfy our capital requirements for the foreseeable future, including the heightened capital requirements under the Bank MOU. We may at some point, however, need to raise additional capital to support continued growth or be required by our regulators to increase our capital resources.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we unable to raise additional capital when required by our bank regulators, we may be subject to additional adverse regulatory action. See “We are subject to various regulatory requirements and may be subject to future additional regulatory restrictions and enforcement actions.”

We may have continuing losses and significant variation in our quarterly results.

We reported a net loss of $35.8 million for the year ended December 31, 2009 and a net loss for the three months ended March 31, 2010 of $1.5 million (net losses of $43.5 million and $3.5 million available to common shareholders). These losses resulted from our high level of non-performing assets and the resultant reduction in interest income and increased provision for loan losses. We may continue to suffer further losses as a result of credit-related factors. In addition, several other factors affecting our business can cause significant variations in our quarterly results of operations. In particular, variations in the volume of our loan originations and sales, the differences between our costs of funds and the average interest rate earned on investments, FDIC insurance charges, significant changes in real estate valuations and the fair valuation of our junior subordinated debentures or other-than-temporary impairment charges in our investment securities portfolio could have a material adverse effect on our results of operations and financial condition.

If our investments in real estate are not properly valued or sufficiently reserved to cover actual losses, or if we are required to increase our valuation reserves, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed upon and the property taken in as real estate owned (“REO”) and at certain other times during the assets holding period. Our net book value (“NBV”) in the loan at the time of foreclosure and thereafter is compared to the updated market value of the foreclosed property less estimated selling costs (“fair value”). A charge-off is recorded for any excess in the asset’s NBV over its fair value. If our valuation process is incorrect, or if property values decline, the fair value of the investments in real estate may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs. Significant charge-offs to our investments in real estate could have a material adverse effect on our financial condition and results of operations.

In addition, bank regulators periodically review our REO and may require us to recognize further charge-offs. Any increase in our charge-offs, as required by the bank regulators, may have a material adverse effect on our financial condition and results of operations.

The ability to treat Trust Preferred Securities as regulatory capital may be compromised by proposed legislation.

We currently have $120 million of Trust Preferred Securities (“TRUPS”) carried at fair market value on our balance sheet at $44.41 million. There is current proposed legislation that could compromise our ability to treat TRUPS as Tier 1 capital. While it is unknown what the overall impact on us would be if this legislation were to pass, it could have a meaningful impact on our regulatory capital levels and ratios that could adversely affect our business operations and strategies.

The value of securities in our investment securities portfolio may be negatively affected by continued disruptions in securities markets.

The market for some of the investment securities held in our portfolio has been experiencing volatility and disruption for more than a year. These market conditions have affected and may further detrimentally affect the value of these securities, such as through reduced valuations because of the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value associated with these disruptions will not result in other-than-temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on our results of operations and capital levels.

An increase in interest rates, change in the programs offered by governmental sponsored entities (“GSE”) or our ability to qualify for such programs may reduce our mortgage banking revenues, which would negatively impact our non-interest income.

Our mortgage banking operations provide a significant portion of our non-interest income. We generate mortgage banking revenues primarily from gains on the sale of single-family mortgage loans pursuant to programs currently offered by Fannie Mae, Freddie Mac and non-GSE investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Any future changes in these programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, materially adversely affect our results of operations. Further, in a rising or higher interest rate environment, our originations of mortgage loans may decrease, resulting in fewer loans that are available to be sold to investors. This would result in a decrease in mortgage banking revenues and a corresponding decrease in non-interest income. In addition, our results of operations are affected by the amount of non-interest expense associated with mortgage banking activities, such as salaries and employee benefits, occupancy, equipment and data processing expense and other operating costs. During periods of reduced loan demand, our results of operations may be adversely affected to the extent that we are unable to reduce expenses commensurate with the decline in loan originations.

Fluctuating interest rates can adversely affect our profitability.

Our profitability is dependent to a large extent upon net interest income, which is the difference, or spread, between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. We principally manage interest rate risk by managing the volume, mix and interest rate sensitivity of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. Changes in interest rates also can affect: (1) our ability to originate and /or sell loans; (2) the value of our interest-earning assets, which would negatively impact stockholders’ equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed.

Further, a significant portion of our adjustable rate loans have interest rate floors below which the loan’s contractual interest rate may not adjust. Approximately 64.7% of our loan portfolio was comprised of adjustable or floating-rate loans at March 31, 2010, and approximately $1.7 billion, or 70%, of those loans contained interest rate floors, below which the loans’ contractual interest rate may not adjust. At March 31, 2010, the weighted average floor interest rate of these loans was 5.77%. At that date, approximately $1.4 billion, or 84%, of these loans were at their floor interest rate. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, although this result is subject to the risks that borrowers may refinance these loans during periods of declining interest rates. Also, when loans are at their floors, there is a further risk that our interest income may not increase as rapidly as our cost of funds during periods of increasing interest rates, which could have a material adverse affect on our results of operations.

Our assets as of March 31, 2010 include a deferred tax asset and we may not be able to realize the full amount of such asset.

We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. At March 31, 2010, the net deferred tax asset was approximately $14.5 million, a slight decrease from a balance of approximately $14.8 million at December 31, 2009. The net deferred tax asset results primarily from our provisions for loan losses recorded for financial reporting purposes, which has been significantly larger than net loan charge-offs deducted for tax reporting proposes. The net deferred tax asset is also significantly affected by valuation adjustments for securities and junior subordinated debentures which are recognized for financial reporting purposes, and are not currently deductible for federal income tax reporting purposes.

As a result of this offering, we believe that we may experience an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (which is generally a greater than a 50 percentage point increase by certain “5% shareholders” over a rolling three year period). Section 382 imposes an annual limitation on the utilization of deferred tax assets, such as net operating loss carryforwards and other tax attributes, once an ownership change has occurred. Depending on the size of the annual limitation (which is in part a function of our market capitalization at the time of the ownership change) and the remaining carryforward period of the tax assets (U.S. federal net operating losses generally may be carried forward for a period of 20 years), we could realize a permanent loss of a portion of our U.S. federal and state deferred tax assets and certain built-in losses that have not been recognized for tax purposes.

We regularly review our deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. We believe the recorded net deferred tax asset at March 31, 2010 is fully realizable; however, we will not know the impact of the recent ownership change until after the offering is completed. However, based on our preliminary analysis of the impact of the “ownership change” on our deferred tax assets, we believe that the impact on our deferred tax assets is unlikely to be material. This is a preliminary and complex analysis and requires us to make certain judgments in determining the annual limitation. As a result, it is possible that we could ultimately lose a significant portion of our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition. If we determine that we will be unable to realize all or part of the net deferred tax asset, we would adjust this deferred tax asset, which would negatively impact our financial condition and results of operations.

Our investment in Federal Home Loan Bank stock may be impaired.

At March 31, 2010, we owned $37.4 million of stock of the Federal Home Loan Bank of Seattle, (the “FHLB”). As a condition of membership at the FHLB, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB and is calculated in accordance with the Capital Plan of the FHLB. Our FHLB stock has a par value of $37.4 million, is carried at cost, and is subject to recoverability testing. The FHLB recently announced that it had a risk-based capital deficiency under the regulations of the Federal Housing Finance Agency (the “FHFA”), its primary regulator, as of December 31, 2009, and that it would suspend future dividends and the repurchase and redemption of outstanding common stock. The FHLB has not paid a dividend since the second quarter of 2008. The FHLB has communicated that it believes the calculation of risk-based capital under the current rules of the FHFA significantly overstates the market risk of the FHLB’s private-label mortgage-backed securities in the current market environment and that it has enough capital to cover the risks reflected in its balance sheet. As a result, we have not recorded an other-than-temporary impairment on our investment in FHLB stock. However, continued deterioration in the FHLB’s financial position may result in impairment in the value of those securities. We will continue to monitor the financial condition of the FHLB as it relates to, among other things, the recoverability of our investment.

Increases in deposit insurance premiums and special FDIC assessments will hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (seven cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain debt-related components. These increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounted to five basis points on each institution’s assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution’s assessment base. Our FDIC deposit insurance expense for the first three months of 2010 was $2.1 million.

Further, the FDIC may impose additional emergency special assessments of up to five basis points per quarter on each institution’s assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the Deposit Insurance Fund reserve ratio due to institution failures. Any additional emergency special assessment imposed by the FDIC will hurt our earnings. Additionally, in November 2009, the FDIC announced that financial institutions are required to prepay their estimated quarterly risk-based assessment for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. In December 2009, we prepaid $29.5 million, which will be expensed over this three-year period.

We participate in the FDIC’s Transaction Account Guarantee Program, or TAGP, for non-interest-bearing transaction deposit accounts. The TAGP is a component of the FDIC’s Temporary Liquidity Guarantee Program, or TLGP. The TAGP was originally set to expire on December 31, 2009, but the FDIC established an extension period for the TAGP to run from January 1, 2010 through June 30, 2010, and subsequently extended it through December 31, 2010 with the possibility of a further extension through December 31, 2011. During the extension period, the fees for participating banks range from 15 to 25 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance, depending on the risk category to which the bank is assigned for deposit insurance assessment purposes.

To the extent that assessments under the TAGP are insufficient to cover any loss or expenses arising from the TLGP, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLGP upon depository institution holding companies, as well. These charges would cause the premiums and TAGP assessments charged by the FDIC to increase. These actions could significantly increase our non-interest expense.

Continued weak or worsening credit availability could limit our ability to replace deposits and fund loan demand, which could adversely affect our earnings and capital levels.

Continued weak or worsening credit availability and the inability to obtain adequate funding to replace deposits and fund continued loan growth may negatively affect asset growth and, consequently, our earnings capability and capital levels. In addition to any deposit growth, maturity of investment securities and loan payments, we rely from time to time on advances from the FHLB, borrowings from the Federal Reserve Bank of San Francisco and certain other wholesale funding sources to fund loans and replace deposits. If the economy does not improve or continues to deteriorate, these additional funding sources could be negatively affected, which could limit the funds available to us. Our liquidity position could be significantly constrained if we are unable to access funds from the FHLB, the Federal Reserve Bank of San Francisco or other wholesale funding sources.

Failure to manage our growth may adversely affect our performance.

Our financial performance and profitability depend on our ability to manage past and possible future growth. Future acquisitions and our continued growth may present operating, integration and other issues that could have a material adverse effect on our business, financial condition or results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business and the inability to obtain adequate funding may negatively affect growth and consequently, our earnings and capital levels. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the Washington, Oregon or Idaho markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued uncertainty in credit markets. In addition, recent changes in the collateralization requirements and other provisions of the Washington and Oregon public funds deposit programs have changed the economic benefit associated with accepting public funds deposits, which may affect our need to utilize alternative sources of liquidity.

We may engage in FDIC-assisted transactions, which could present additional risks to our business.

We may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions, including transactions in the states of Washington, Oregon and Idaho. Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquiror to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations. Moreover, even though we may desire to participate in an FDIC-assisted transaction, we can offer no assurances that the FDIC would allow us to participate, in light of the MOUs or due to other factors, or what the terms of such transaction might be or whether we would be successful in acquiring the bank or assets and/or deposits that we are seeking.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including changes that may restrict our ability to foreclose on single-family home loans and offer overdraft protection.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system as a whole, and not holders of our common stock. These regulations affect our lending practices, capital structure, investment practices, dividend policy, and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations, and policies for possible changes. Changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statues, regulations, or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, restrict mergers and acquisitions, investments, access to capital, the location of banking offices, and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

New legislation proposed by Congress may give bankruptcy courts the power to reduce the increasing number of home foreclosures by giving bankruptcy judges the authority to restructure mortgages and reduce a borrower’s payments. Property owners would be allowed to keep their property while working out their debts. Bills placing temporary moratoriums on foreclosure sales or otherwise modifying foreclosure procedures to the benefit of borrowers and the detriment of lenders may be enacted by either Congress or in the States of Washington, Oregon and Idaho in the future. These laws may further restrict our collection efforts on one-to-four single-family mortgage loans. Additional legislation recently enacted by Congress and federal regulations give current debit and credit card holders the chance to opt out of an overdraft protection program and limit overdraft fees, which could result in additional operational costs and a reduction in our non-interest income.

Further, our regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by financial institutions and holding companies in the performance of their supervisory and enforcement duties. In this regard, banking regulators are considering additional regulations governing compensation which may adversely affect our ability to attract and retain employees. On June 17, 2009, the Obama Administration published a comprehensive regulatory reform plan that is intended to modernize and protect the integrity of the United States financial system. The reform plan proposes, among other matters, the creation of a new federal agency, the Consumer Financial Protection Agency, that would be dedicated to protecting consumers in the financial products and services market. The creation of this agency could result in new regulatory requirements and raise the cost of regulatory compliance. In addition, legislation stemming from the reform plan could require changes in regulatory capital requirements, and compensation practices. If implemented, the foregoing regulatory reforms may have a material impact on our operations.

Our litigation related costs might continue to increase.

The Banks are subject to a variety of legal proceedings that have arisen in the ordinary course of their business. In the current economic environment, the Banks’ involvement in litigation has increased significantly, primarily as a result of defaulted borrowers asserting claims to defeat or delay foreclosure proceedings. The Banks believe that they have meritorious defenses in legal actions where they have been named as defendants and are vigorously defending these suits. Although management, based on discussion with litigation counsel, believes that such proceedings will not have a material adverse effect on the financial condition or operations of the Banks, there can be no assurance that a resolution of any such legal matters will not result in significant liability to the Banks nor have a material adverse impact on their financial condition and results of operations or the Banks’ ability to meet applicable regulatory requirements. Moreover, the expenses of pending legal proceedings will adversely affect the Banks’ results of operations until they are resolved. There can be no assurance that the Banks’ loan workout and other activities will not expose the Banks to additional legal actions, including lender liability or environmental claims.

Because of our participation in the TARP Capital Purchase Program we are subject to restrictions on compensation paid to our executives, which could adversely affect our ability to hire and retain senior executive officers.

Pursuant to the terms of the TARP Capital Purchase Program we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds an investment in us. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. Pursuant to the American Recovery and Reinvestment Act, through the implementing regulations of the Treasury, further compensation restrictions, including significant limitations on incentive compensation and severance payments, have been imposed on our senior executive officers and most highly compensated employees.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the community banking industry where the Banks conduct their business. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. In addition, the American Recovery and Reinvestment Act has imposed significant limitations on executive compensation for recipients, such as us, of funds under the TARP Capital Purchase Program, which may make it more difficult for us to retain and recruit key personnel. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives, including our President, and certain other employees. In addition, our success has been and continues to be highly dependent upon the services of our directors, many of whom are at or nearing retirement age, and we may not be able to identify and attract suitable candidates to replace such directors.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes. Nationally, reported incidents of fraud and other financial crimes have increased. We have also experienced an increase in apparent fraud and other financial crimes; however, we have not recently experienced material losses due to such crimes. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Managing reputational risk is important to attracting and maintaining customers, investors and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our customers. We have policies and procedures in place to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers, investors and employees, costly litigation, a decline in revenues and increased governmental regulation.

We rely on communications, information, operating and financial control systems technology from third-party service providers, and we may suffer an interruption in those systems.

We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption of these services or systems or breaches in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

Risks Relating to the Offering and our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated quarterly fluctuations in our operating and financial results;

•	developments related to investigations, proceedings or litigation that involve us;

•	changes in financial estimates and recommendations by financial analysts;

•	dispositions, acquisitions and financings;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers;

•	fluctuations in the stock prices and operating results of our competitors;

•	regulatory developments; and

•	other developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock and there is no assurance that purchasers of common stock in the offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price.

There may be future sales of additional common stock or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” and in connection with agreements we made as part of our participation in the TARP Capital Purchase Program, we are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market after this offering or from the perception that such sales could occur. Further, any issuances of common stock would dilute our shareholders’ ownership interests and may dilute the per share book value of our common stock.

Our board of directors is authorized generally to cause us to issue additional common stock, as well as series of preferred stock, without any action on the part of our shareholders except as may be required under the listing requirements of the NASDAQ Stock Market. In addition, the board has the power, without shareholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use a significant portion of the net proceeds from this offering to strengthen Banner Bank’s regulatory capital ratios. The proceeds also will provide capital to Banner Bank to support its growth and to take advantage of opportunities created by changes in the competitive environment in our market areas. We expect to use the remaining net proceeds for general working capital purposes. We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of this offering effectively could have an adverse effect on our business, financial condition and results of operations.

We rely on dividends from subsidiaries for substantially all of our revenue.

Banner Corporation receives substantially all of its revenue through dividends from the Banks. Pursuant to the Bank MOU, Banner Bank is prohibited from paying dividends to Banner Corporation without the prior written approval of the FDIC and the Washington DFI. See “—Risks Associated with Our Business—We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve Bank of San Francisco and lack of compliance could result in additional regulatory actions.” We do not know when Banner Bank will receive regulatory approval to pay dividends to Banner Corporation in the future. Even if Banner Bank were to obtain regulatory approval to pay dividends, various federal and/or state laws and regulations limit the amount of dividends that Banner Bank, Islanders Bank and certain non-bank subsidiaries may pay to Banner Corporation. In the event the Banks are unable to pay dividends to Banner Corporation, Banner Corporation may not be able to service its debt, pay its other obligations or pay dividends on its common or preferred stock.

You may not receive dividends on our common stock.

We are currently prohibited under the FRB MOU from paying cash dividends on our common stock or preferred stock without the prior written approval of the Federal Reserve Bank of San Francisco. See “Risks Associated with Our Business-We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve Bank of San Francisco and lack of compliance could result in additional regulatory actions.” If in the future we are authorized to pay cash dividends, holders of our common stock will be subject to the prior dividend rights of holders of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A ( the “Series A Preferred Stock”) and any other holders of our preferred stock or depositary shares representing such preferred stock then outstanding. Furthermore, holders of our common stock will be entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. Our inability to pay dividends on our common stock could adversely affect the market price of our common stock.

If we defer payments of interest on our outstanding junior subordinated debentures or if certain defaults relating to those debentures occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

As of March 31, 2010 we had outstanding $123.7 million aggregate principal amount ($48.1 million at fair value) of junior subordinated debentures issued in connection with the sale of trust preferred securities through statutory business trusts. We have also guaranteed these trust preferred securities. There are currently six separate series of these junior subordinated debentures outstanding, each series having been issued under a separate indenture and with a separate guarantee. Each of these indentures, together with the related guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock at any time when (i) there shall have occurred and be continuing an event of default under such indenture or any event, act or condition that with notice or lapse of time or both would constitute an event of default under such indenture; (ii) we are in default with respect to payment of any obligations under such guarantee; or (iii) we have deferred payment of interest on the junior subordinated debentures outstanding under that indenture. In that regard, we are entitled, at our option but subject to certain conditions, to defer payments of interest on the junior subordinated debentures of each series from time to time for up to five years.

Events of default under the indenture generally consist of our failure to pay interest on the junior subordinated debt securities under certain circumstances, our failure to pay any principal of or premium on such junior subordinated debt securities when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us or Banner Bank. As a result of these provisions, if we were to elect to defer payments of interest on any series of junior subordinated debentures, or if any of the other events described in clause (i) or (ii) of the first paragraph of this risk factor were to occur, we would be prohibited from declaring or paying any dividends on our common stock, from repurchasing or otherwise acquiring any such common stock, and from making any payments to holders of common stock in the event of our liquidation, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock, we may issue additional series of junior subordinated debentures in the future with terms similar to those of our existing junior subordinated debentures or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

Currently, Banner Corporation may not pay interest on the junior subordinated debentures without the prior written approval of the Federal Reserve. There can be no assurance that the Federal Reserve will continue to allow us to make payments on our junior subordinated debentures.

Our common stock constitutes equity and is subordinate to our existing and future indebtedness and our Series A Preferred Stock, and effectively subordinated to all the indebtedness and other non-common equity claims against our subsidiaries.

The shares of our common stock represent equity interests in us and do not constitute indebtedness. Accordingly, the shares of our common stock will rank junior to all of our existing and future indebtedness and to other non-equity claims on Banner Corporation with respect to assets available to satisfy claims on Banner Corporation. Further, holders of our common stock are subject to the prior dividend and liquidation rights of the holder(s) of our Series A Preferred Stock. The Series A Preferred Stock has an aggregate liquidation preference of $124.0 million. The terms of the Series A Preferred Stock prohibit us from paying dividends with respect to our common stock unless all accrued and unpaid dividends for all completed dividend periods with respect to the Series A Preferred Stock have been paid.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our common stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, holders of our common stock will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries. At March 31, 2010, our subsidiaries’ total deposits and borrowings were approximately $4.1 billion, exclusive of fair value adjustments.

Our Series A Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the Warrant we issued to Treasury may be dilutive to holders of our common stock.

The dividends declared on our Series A Preferred Stock reduce the net income available to common shareholders and our earnings per common share. The Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of Banner. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the Warrant we issued to the Treasury in conjunction with the sale to the Treasury of the Series A Preferred Stock is exercised. The 1,707,989 shares of common stock underlying the Warrant represent approximately 7.25% of the shares of our common stock outstanding as of March 31, 2010 (including the shares issuable upon exercise of the Warrant in total shares outstanding). Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the Warrant, a transferee of any portion of the Warrant or of any shares of common stock acquired upon exercise of the Warrant is not bound by this restriction.

If we are unable to redeem our Series A Preferred Stock by February 2014 the cost of this capital to us will increase substantially.

The FRB MOU prohibits us from redeeming our outstanding capital stock without the prior written approval of the Federal Reserve Bank of San Francisco. If we are unable to redeem our Series A Preferred Stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $6.2 million annually) to 9.0% per annum (approximately $11.2 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our liquidity.

If we fail to pay dividends on the Series A Preferred Stock for six or more dividend periods, the holders of the Series A Preferred Stock will be entitled to elect two directors.

The FRB MOU currently prohibits us from paying dividends on the Series A Preferred Stock absent the prior written approval of the Federal Reserve Bank of San Francisco. See “—Risks Associated with Our Business-We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve Bank of San Francisco and lack of compliance could result in additional regulatory actions.” No assurance can be given that such approval would be granted if we requested it. If dividends on the Series A Preferred Stock are not paid in full for six dividend periods the total number of positions on the Banner Corporation board of directors will automatically increase by two and the holders of the Series A Preferred Stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods.

Although directors elected by the holders of the common stock would have a controlling majority over any directors elected by the holders of the Series A Preferred Stock, the directors elected by the holders of the Series A Preferred Stock would be entitled to attend all meetings of the board and could urge the board to take action that might be contrary to the interests of the holders of the common stock.

Our common stock trading volume may not provide adequate liquidity for investors.

Shares of our common stock are listed on the NASDAQ Global Select Market; however, the average daily trading volume in our common stock is less than that of many larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock.

The federal banking laws limit the ownership of our common stock.

Because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership). Specifically, under regulations adopted by the Federal Reserve, (a) any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of the common stock and (b) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the common stock.

The voting limitation provision in our articles of incorporation could limit your voting rights as a holder of our common stock.

Our articles of incorporation provide that, subject to certain limited exceptions, if any person or group acting in concert acquires beneficial ownership of more than 10% of any class of our equity securities (which would include our common stock) without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein), then with respect to each share of voting stock in excess of 10% of all shares of our voting stock, such person shall be entitled to cast only one-hundredth of one vote per share. See “Description of Common Stock and Preferred Stock—Anti-takeover Effects-Restrictions on Voting Rights” in the accompanying prospectus. This means that any person owning more than 10% of our common stock will have limited voting rights with respect to the shares owned in excess of 10% of the number of shares of outstanding common stock.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Washington and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the market price of any class of our equity securities, including our common stock. These provisions include: limitations on voting rights of beneficial owners of more than 10% of our common stock, supermajority voting requirements for certain business combinations with any person who owns 10% or more of our outstanding common stock; the election of directors to staggered terms of three years; advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings; a requirement that only directors may fill a vacancy in our board of directors; supermajority voting requirements to remove any of our directors and the other provisions described in the accompanying prospectus under “Description of Common Stock and Preferred Stock—Anti-Takeover Effects.” In addition, we are subject to Washington laws, including one that prohibits us from engaging in a significant business combination with any shareholder who acquires 10% or more of our voting stock for a period of five years from the date of that acquisition unless certain conditions are met. Additionally, our articles of incorporation authorize our board of directors to issue preferred stock and preferred stock could be issued as a defensive measure in response to a takeover proposal. For further information, see “Description of Common Stock and Preferred Stock—Preferred Stock” and “—Anti-takeover Effects—Authorized Shares” in the accompanying prospectus. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our board of directors.

USE OF PROCEEDS

Our estimated net proceeds from this offering are approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and other estimated expenses of this offering. We intend to use a significant portion of the net proceeds from this offering to provide capital to Banner Bank to strengthen Banner Bank’s regulatory capital ratios and to support managed growth. We expect to use the remaining net proceeds for general working capital purposes. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our actual consolidated capitalization (unaudited) as of March 31, 2010 and as adjusted to give effect to the issuance of the common stock offered by this prospectus supplement. Our capitalization is presented on a historical basis and on an as adjusted basis as if the offering had been completed as of March 31, 2010 based on the following:

•

the sale of 41,208,791 shares of common stock at a price of $3.64 per share based on a closing price of the common stock on the NASDAQ Global Select Market on June 16, 2010 (a $1.00 increase in the actual per share offering price, from the price assumed in this prospectus supplement, would decrease the number of shares actually sold in this offering by 8,881,205 shares and a $1.00 decrease in the actual per share offering price would increase the shares actually sold by 15,609,391 shares);

•

the net proceeds to us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $9.0 million, are $141.0 million; and

•	the underwriters’ over-allotment option is not exercised.

You should read this table in conjunction with “Use of Proceeds,” “Summary of Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	At March 31, 2010
	Actual	As Adjusted
	(dollars in thousands except per share data)
STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value, 500,000 shares authorized; Series A—liquidation preference $1,000 per share, 124,000 shares issued and outstanding	$117,805	$117,805
Common stock, $.01 par value, authorized 75,000,000 shares, 23,101,149 shares issued, and 22,860,768 shares outstanding, and 64,069,559 shares outstanding, as adjusted at March 31, 2010	335,877	476,877
Retained earnings (accumulated deficit)	(45,775)	(45,775)
Accumulated other comprehensive income, net of income taxes	804	804
Unearned stock compensation	(1,987)	(1,987)

Total stockholders’ equity	$406,724	$547,724

Book value per common share	$12.64	$6.71
Tangible book value per common share	$12.18	$6.55

Equity to total assets ratio	8.88%	11.60%

Regulatory capital ratios(1)
Total risk-based capital ratio	12.93%	16.51%
Tier 1 risk-based capital ratio	11.66%	15.26%
Leverage ratio	9.76%	12.48%

(1)	Regulatory capital ratios are calculated for Banner on a consolidated basis.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is traded on the NASDAQ Global Select Market under the symbol “BANR.” Shareholders of record as of June 16, 2010 totaled 1,430 based upon securities position listings furnished to us by our transfer agent. As of June 16, 2010, there were 24,454,738 shares of our common stock issued and outstanding. The following tables show the reported high and low sale prices of our common stock for the periods presented, as well as the cash dividends declared per share of common stock for each of those periods.

Year Ending December 31, 2010	High	Low	Cash Dividend Declared
Second quarter (through June 16, 2010)	$8.15	$3.57	N/A
First quarter	4.00	2.51	0.01

Year Ended December 31, 2009
First quarter	$10.39	$1.81	$0.01
Second quarter	6.71	3.04	0.01
Third quarter	4.29	2.51	0.01
Fourth quarter	3.55	2.07	0.01

Year Ended December 31, 2008
First quarter	$28.91	$19.90	$0.20
Second quarter	24.68	8.80	0.20
Third quarter	21.14	7.12	0.05
Fourth quarter	14.71	8.01	0.05

Currently we may not declare or pay any dividends on our common or preferred stock without the prior written approval of the Federal Reserve Bank of San Francisco. See “Risk Factors—Risks Associated with Our Business—We are required to comply with the terms of memoranda of understanding that we have entered into with the FDIC and Washington DFI and the Federal Reserve Bank of San Francisco and lack of compliance could result in additional regulatory actions.”

Our ability to pay dividends on our common stock depends primarily on dividends we receive from Banner Bank and Islanders Bank. Under federal regulations, the dollar amount of dividends the Banks may pay depends upon their capital position and recent net income. Generally, if a Bank satisfies its regulatory capital requirements, it may make dividend payments up to the limits prescribed under state law and FDIC regulations. However, an institution that has converted to a stock form of ownership may not declare or pay a dividend on, or repurchase any of, its common stock if the effect thereof would cause the regulatory capital of the institution to be reduced below the amount required for the liquidation account which was established in connection with the conversion. Banner Bank, our primary subsidiary, converted to a stock form of ownership and is therefore subject to the limitation described in the preceding sentence. In addition, under Washington law, no bank may declare or pay any dividend in an amount greater than its retained earnings. The Washington DFI has the power to require any bank to suspend the payment of any and all dividends. In this regard, the Bank MOU currently prohibits Banner Bank from paying cash dividends to Banner Corporation without the prior written approval of the FDIC and/or the Washington DFI.

In addition, under Washington law, Banner Corporation is prohibited from paying a dividend if, after making such dividend payment, it would be unable to pay its debts as they become due in the usual course of business, or if its total liabilities, plus the amount that would be needed, in the event Banner Corporation were to be dissolved at the time of the dividend payment, to satisfy preferential rights on dissolution of holders of preferred stock ranking senior in right of payment to the capital stock on which the applicable distribution is to be made, exceed our total assets.

In addition to the legal and regulatory restrictions described above, certain contractual provisions limit our ability to pay dividends on our common stock. The securities purchase agreement between us and the Treasury, pursuant to which we issued our Series A Preferred Stock and Warrant as part of the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of the Treasury, (a) pay a quarterly cash dividend on our common stock of more than $.05 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock, other than the Series A Preferred Stock, or any trust preferred securities then outstanding. In addition, under the terms of the Series A Preferred Stock, we may not pay dividends on our common stock unless we are current in our dividend payments on the Series A Preferred Stock. Dividends on the Series A Preferred Stock are payable quarterly at a rate of 5% per annum for the first five years and a rate of 9% per annum thereafter if not redeemed prior to that time.

Historically, the timing and amount of cash dividends paid on our common stock depended on our earnings, capital requirements, financial condition and other relevant factors and was subject to the discretion of our board of directors. After consideration of these factors, beginning in 2009, we reduced our dividend payout to preserve our capital. On April 16, 2010, we paid our common shareholders a dividend of $0.01 per share. There can be no assurance that we will pay dividends on our common stock in the future.

DESCRIPTION OF CAPITAL STOCK

On April 27, 2010, we amended Banner Corporation’s Articles of Incorporation to increase the authorized number of shares of our common stock from 75,000,000 to 200,000,000. For a description of certain other provisions of our capital stock, our Articles of Incorporation and Bylaws and Washington law that could affect the holders of our common stock, see “Description of Common Stock and Preferred Stock” in the accompanying prospectus.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan or arrangement to which Part 4 of Title I of the Employee Retirement Income Security Act of 1974 (which we refer to as “ERISA”) applies (which we refer to as an “ERISA plan”) should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before allowing the plan to purchase our common stock. Accordingly, among other factors, the fiduciary should consider whether the purchase would be consistent with the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA plan and whether the purchase could constitute a “prohibited transaction” under ERISA or the Internal Revenue Code of 1986, as amended (“Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit an ERISA plan as well as any individual retirement account and other arrangement to which Section 4975 of the Code applies (which together with an ERISA plan we refer to individually as a “statutory plan”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (which we refer to individually as a “party in interest”) with respect to any such statutory plan, which transactions are commonly called “prohibited transactions.” Banner or any of the underwriters may be considered a party in interest with respect to a statutory plan. For example, if any of the underwriters or any of their affiliates are engaged in providing services to such plan such underwriters or their affiliates would be a party in interest. A violation of the “prohibited transaction” rules may result in an excise tax under Section 4975 of the Code for such persons unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a statutory plan that engages in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA.

There is a risk that a purchase of our common stock by a statutory plan could constitute a prohibited transaction under ERISA and Section 4975 of the Code. For example, if a statutory plan sponsored by Banner purchases our common stock either directly or indirectly by reason of the activities of one or more of its affiliates, the purchase of our common stock could be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code unless exemptive relief were available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued three administrative prohibited transaction class exemptions (which we refer to as “PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase of our common stock. These class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers; and

•	PTCE 75-1, as amended, for purchases of underwritten securities in a public offering.

Furthermore, there are employee benefit plans other than statutory plans (such as governmental plans, as defined in Section 3(32) of ERISA, church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA) which, while not subject to the requirements of Part 4 of Title I of ERISA or Section 4975 of the Code, may be subject to laws which have a similar purpose or effect to the fiduciary and prohibited transaction provisions under Part 4 of Title I of ERISA and Section 4975 of the Code (which we refer to as “Similar Laws”).

Based on the foregoing, our common stock should not be purchased by any person investing “plan assets” of any statutory plan, any entity whose underlying assets include “plan assets” under ERISA by reason of any statutory plan’s investment in the entity, or any employee benefit plan which is subject to Similar Laws, unless the fiduciary for any such plan or entity can determine that such purchase will not result in a prohibited transaction under Part 4 of Title I of ERISA, Section 4975 of the Code, or any comparable provision under Similar Law. Any person who is a fiduciary for such a plan or entity should consult with counsel regarding the risk, if any, of a prohibited transaction arising from the purchase of our common stock and whether any exemptive relief is necessary and available in light of such risk.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to such underwriters, the number of shares of common stock set forth opposite their names below:

Underwriters	Number of Shares
D.A. Davidson & Co.
Sandler O’Neill & Partners, L.P.
McAdams Wright Ragen, Inc.

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus supplement is subject to the satisfaction of the conditions contained in the underwriting agreement. The underwriters must purchase all of the shares of common stock offered hereby if any of the shares are purchased, except for the shares covered by the over-allotment option described below, unless and until the option is exercised.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement, and to dealers at the public offering price less a selling concession not in excess of $             per share. The underwriters also may allow, and dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

Our common stock is offered subject to receipt and acceptance thereof by the underwriters and to the other conditions set forth in the underwriting agreement, including the right to reject orders in whole or in part. We and the underwriters will determine the offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. The obligations of the underwriters may be terminated upon the occurrence (or non-occurrence) of the events specified in the underwriting agreement.

Over-Allotment Option. We have granted the underwriters an option to purchase up to additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus supplement. The underwriters may exercise this option, in whole or in part, at any time and from time to time for 30 days from the date of the underwriting agreement. To the extent that the underwriters exercise this option, the underwriters will be committed, as long as the conditions of the underwriting agreement are satisfied, to purchase the shares of common stock, and we will be obligated to sell the shares of common stock to the underwriters. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Underwriting Discount and Offering Expenses. The following table shows the per share and total public offering price, underwriting discount to be paid to the underwriters, and the net proceeds to us before expenses. This information is presented assuming both no exercise and full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$	$	$
Underwriting discount payable by us	$	$	$
Proceeds before expenses, to us	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $            , and are payable by us. We have agreed to reimburse the underwriters for their actual out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether this offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees, disbursements and expenses of underwriters’ counsel, up to $            .

Lock-up Agreement. We, and each of our executive officers and directors and the directors of Banner Bank, have agreed, for the period beginning on and including the date of the underwriting agreement through and including the date that is 90 days after the date of the underwriting agreement, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities substantially similar to the common stock or any securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of common stock or any of our securities substantially similar to the Common Stock, without, in each case, the prior written consent of D.A. Davidson & Co. These restrictions are expressly agreed to preclude us, and our officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day-period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply to:

•	the issuance by us of common stock to the underwriters pursuant to the underwriting agreement;

•	as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by the restrictions contained in the lock-up agreement;

•

to any trust or family limited partnership for the direct or indirect benefit of our executive officers or directors or the directors of Banner Bank or the immediate family of one of the foregoing, provided that the trustee of the trust or general partner of the family limited partnership agrees in writing to be bound by the restrictions set forth in the lock-up agreement, and provided further that any such transfer shall not involve a disposition for value;

•

as a result of a pledge or hypothecation, in a bona fide transaction, outstanding as of the date of the lock up agreement, to a lender to one of our executive officers or directors or the directors of Banner Bank, as disclosed in writing to the underwriters;

•

upon the death of one of our executive officers or directors or the directors of Banner Bank to his or her executors, administrators, testamentary trustees, legatees or beneficiaries provided that all such transferees agree to be bound by the restrictions set forth in the lock-up agreement;

•

pursuant to the exercise by one of our executive officers or directors or the directors of Banner Bank of stock options that have been granted by us prior to, and are outstanding as of, the date of the underwriting agreement, where the common stock received upon any such exercise is held by one of our executive officers or directors or the directors of Banner Bank, individually or as fiduciary, in accordance with the terms of the lock-up agreement; or

•	with the prior written consent of the underwriters in the underwriters’ sole and absolute discretion.

For purposes of the lock-up agreement, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Indemnity. We and our subsidiary, Banner Bank, have agreed jointly and severally, to indemnify the underwriters and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization. In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase pursuant to the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase shares in the offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions and syndicate covering transactions may have the effect of increasing or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on The NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933, as amended. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters. From time to time, the underwriters and certain of their respective affiliates have provided, and may in the future provide, financial advisory and investment banking services to us in the ordinary course of their respective businesses, and have received, and may in the future receive, compensation for such services. On March 2, 2010, Banner Bank entered into a loan agreement with the Davidson Companies, the parent of D.A. Davidson & Co., pursuant to which Banner Bank agreed to provide a $20 million credit facility to Davidson Companies, that may be drawn upon until December 31, 2011, subject to satisfaction of certain conditions set forth in the loan agreement. The loan agreement provides that the loan balance actually outstanding at the end of the advance period would be repaid in scheduled installments, with a final maturity of December 31, 2021.

In April and May 2010, we engaged in preliminary discussions with a select group of accredited investors concerning a possible offering of $125 million to $150 million of our common stock in a private placement transaction to be completed in reliance upon Rule 506 under Regulation D under the Securities Act of 1933. We terminated all activity in connection with our preliminary private offering discussions on June 16, 2010 in order to pursue this offering. No offers to buy or indications of interest given in the preliminary private offering discussions were accepted. This prospectus supplement and the accompanying prospectus supersede any offering materials used in the preliminary private offering.

The underwriters have advised us that, except as specifically contemplated in the underwriting agreement, they owe no fiduciary or other duties to us in connection with this offering, and they have agreements and relationships with, and owes duties to, third parties, including potential purchasers of the securities in this offering, that may create actual, potential or apparent conflicts of interest between the underwriters and us.

LEGAL MATTERS

Certain matters relating to the offering of the common stock will be passed upon for us by Breyer & Associates PC, McLean, Virginia and Witherspoon, Kelley, Davenport & Toole, P.S., Spokane, Washington. Certain legal matters will be passed upon for the underwriters by Stoel Rives LLP, Seattle, Washington.

EXPERTS

The consolidated statements of financial condition of Banner Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009, and the effectiveness of internal control over financial reporting of Banner Corporation as of December 31, 2009, have been audited by Moss Adams, LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which means we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect without charge any documents filed by us at the Public Reference Room of the Securities and Exchange Commission, or SEC, at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus supplement and the accompanying prospectus do not contain all of the information in the registration statement. You will find additional information about us in the registration statement. Any statement made in this prospectus supplement or the accompanying prospectus concerning a contract or other document of ours is not necessarily complete, and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC for a more complete understanding of the document or matter. Each such statement is qualified in all respects by reference to the document to which it refers. You may inspect without charge a copy of the registration statement at the SEC’s Public Reference Room in Washington D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

As allowed by the SEC’s rules, we “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus supplement.

We incorporate by reference in this prospectus supplement the documents listed below and all documents that we file with the SEC after the date of this prospectus supplement and prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, other than, in each case, any of such documents or information that are deemed to have been furnished and not filed in accordance with the rules of the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (including the portions of our 2010 annual meeting proxy statement incorporated by reference into the Form 10-K);

•	Form 10-Q for the quarter ended March 31, 2010; and

•	Current Reports on Form 8-K filed on January 29, 2010, April 6, 2010, April 29, 2010, April 30, 2010 and May 26, 2010.

Nothing in this prospectus supplement shall be deemed to incorporate information deemed furnished but not filed with the SEC.

These documents are available without charge to you on the Internet at http://www.bannerbank.com if you call or write to: Investors Relation, Banner Corporation, P.O. Box 907, Walla Walla, Washington 99362, telephone: (800) 272-9933. The reference to our website is not intended to be an active link and the information on our website is not, and you must not consider the information to be, a part of this prospectus supplement.

PROSPECTUS

$150,000,000

Banner Corporation

Common Stock

Preferred Stock

Depositary Shares

Purchase Contracts

Warrants

Units

We may offer and sell from time to time, shares of our common stock or preferred stock, depository shares, purchase contracts, warrants and units comprised of two or more of these securities in any combination. The preferred stock may be convertible into or exchangeable for our common stock. This prospectus provides you with a general description of these securities. Each time we offer any securities pursuant to this prospectus, we will provide you with a prospectus supplement, and, if necessary, a pricing supplement, that will describe the specific amounts, prices and terms of the securities being offered. These supplements may also add, update or change information contained in this prospectus. To understand the terms of the securities offered, you should carefully read this prospectus with the applicable supplements, which together provide the specific terms of the securities we are offering.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “BANR.”

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus or the accompanying prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 30, 2010

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS AND THE

ACCOMPANYING PROSPECTUS SUPPLEMENT

We may provide information to you about the securities we are offering in three separate documents that progressively provide more detail:

•	this prospectus, which provides general information, some of which may not apply to your securities;

•	the accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and

•	if necessary, a pricing supplement, which describes the specific terms of your securities.

If the terms of your securities vary among the pricing supplement, the prospectus supplement and the accompanying prospectus, you should rely on the information in the following order of priority:

•	the pricing supplement, if any;

•	the prospectus supplement; and

•	the prospectus.

We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The following table of contents and the table of contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

Unless indicated in the applicable prospectus supplement, we have not taken any action that would permit us to publicly sell these securities in any jurisdiction outside the United States. If you are an investor outside the United States, you should inform yourself about and comply with any restrictions as to the offering of the securities and the distribution of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” utilizing a “shelf” registration process. Under this shelf registration process, we may from time to time offer and sell the securities described in this prospectus in one or more offerings, up to a total dollar amount for all offerings of $150,000,000. This prospectus provides you with a general description of the securities covered by it. Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of the offer and include a discussion of any risk factors or other special considerations that apply to the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus, “Banner,” the “Company,” “we,” “our,” “ours,” and “us” refer to Banner Corporation, which is a bank holding company headquartered in Walla Walla, Washington, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Banner Bank” and “Islanders Bank” in this prospectus mean our subsidiaries, Banner Bank and Islanders Bank, respectively, each of which is a Washington state-chartered commercial bank. We sometimes collectively refer to Banner Bank and Islanders Bank as the “Banks,” and each individually as a “Bank.” References to “Banner Corporation” refer to Banner Corporation, a Washington corporation, on an unconsolidated basis

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933, or the “Securities Act,” that registers the offer and sale of the securities that we may offer under this prospectus. The registration statement, including the attached exhibits and schedules included or incorporated by reference in the registration statement, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, or the “Exchange Act.”

You may read and copy this information at the Public Reference Room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is:

http://www.sec.gov

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC.

SEC Filings	Period or Filing Date (as applicable)
Annual Report on Form 10-K (including the portions of our 2010 annual meeting proxy statement incorporated therein by reference)	Year ended December 31, 2009

Current Report on Form 8-K	Filed on January 29, 2010

This prospectus also incorporates by reference the description of our common stock set forth in the registration statement on Form 8-A (No. 0-26584) filed on August 8, 1995, and any amendment or report filed with the SEC for the purpose of updating such description.

In addition, we incorporate by reference all future documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of our initial registration statement relating to the securities until the completion of the offering of the securities covered by this prospectus or until we terminate this offering. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than current reports furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our business, financial condition and results of operations and is an important part of this prospectus.

You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC’s Internet world wide web site at www.sec.gov. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in those documents. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Banner Corporation

Attention: Albert H. Marshall

10 South First Avenue

Walla Walla, Washington 99362

509-526-8894

In addition, we maintain a corporate website, www.bannerbank.com. We make available, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those contained in this prospectus or in any of the materials that we have incorporated into this prospectus. If anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, the applicable prospectus supplements and the other documents we incorporate by reference in this prospectus, may include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Forward-looking statements, which are based on certain assumptions and describe our future goals, plans, strategies, and expectations, are generally identified by use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “seek,” “strive,” “try,” or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions. Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. Although we believe that our plans, intentions and expectations, as reflected in these forward-looking statements, are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved or realized. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, the applicable prospectus supplements or any document incorporated by reference. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth under Item 1A—“Risk Factors” in our most recent annual report on Form 10-K, under the caption “Risk Factors” in the applicable prospectus supplement, and in other reports filed with the Securities and Exchange Commission. Additional factors include, but are not limited to:

•

the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets;

•	changes in general economic conditions, either nationally or in our market areas;

•	changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources;

•	fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas;

•	secondary market conditions for loans and our ability to sell loans in the secondary market;

•

results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, institute a formal or informal enforcement action against us or any of the Banks which could require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings;

•	legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules;

•	our ability to attract and retain deposits;

•	further increases in premiums for deposit insurance;

•	our ability to control operating costs and expenses;

•	the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;

•	staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges;

•	the failure or security breach of computer systems on which we depend;

•	our ability to retain key members of our senior management team;

•	costs and effects of litigation, including settlements and judgments;

•	our ability to implement our growth strategy;

•

our ability to successfully integrate into our operations any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions;

•	our ability to pay dividends on our common and preferred stock and interest or principal payments on our junior subordinated debentures;

•	adverse changes in the securities markets;

•	inability of key third-party providers to perform their obligations to us;

•

changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

•

other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this prospectus supplement, the accompanying prospectus and the incorporated documents; and

•	future legislative changes in the United States Department of Treasury (“Treasury”) Troubled Asset Relief Program (“TARP”) Capital Purchase Program.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control.

Any forward-looking statements are based upon management’s beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus supplement or the accompanying prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY

This summary provides a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the “Risk Factors” section, the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

The Securities We May Offer

We may use this prospectus to offer securities in an aggregate amount of up to $150,000,000 in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities in addition to those described in the “Risk Factors” section of this prospectus. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may sell our common stock, par value $0.01 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock; Depositary Shares

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of: our preferred stock, depositary shares or common stock; securities of an entity not affiliated with us, a basket of those securities, an index or indices of those securities or any combination of the foregoing; currencies; or commodities. The price per share of common stock, preferred stock or depositary shares, or the price of the other securities, currencies or commodities that are the subject of the contract, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.

Units

We may sell any combination of one or more of the other securities described in this prospectus, together as units. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

Warrants

We may sell warrants to purchase shares of our preferred stock or depositary shares or shares of our common stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q and any Current Report on Form 8-K in which we update those Risk Factors, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and the applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware of focused on or that management deems immaterial. Our business, financial condition or results or operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

BANNER CORPORATION

Banner Corporation is a bank holding company incorporated in the State of Washington. We are primarily engaged in the business of planning, directing and coordinating the business activities of our wholly-owned subsidiaries, Banner Bank and Islanders Bank. Banner Bank is a Washington-chartered commercial bank that conducts business from its main office in Walla Walla, Washington and, as of December 31, 2009, its 86 branch offices and seven loan production offices located in Washington, Oregon and Idaho. Islanders Bank is also a Washington-chartered commercial bank that conducts business from three locations in San Juan County, Washington. Banner Corporation is subject to regulation by the Federal Reserve Board. Banner Bank and Islanders Bank are subject to regulation by the Washington DFI and the FDIC.

As of December 31, 2009, we had total consolidated assets of $4.7 billion, total loans of $3.7 billion, total deposits of $3.9 billion and total stockholders’ equity of $405 million.

Banner Bank is a regional bank which offers a wide variety of commercial banking services and financial products to individuals, businesses and public sector entities in its primary market areas. Islanders Bank is a community bank which offers similar banking services to individuals, businesses and public entities located in the San Juan Islands in the State of Washington. Our primary business is that of a traditional financial institution, accepting deposits and originating loans in locations surrounding our offices in portions of Washington, Oregon and Idaho. Banner Bank is also an active participant in the secondary residential mortgage market, engaging in mortgage banking operations largely through the origination and sale of one- to four-family residential loans. Lending activities include commercial business and commercial real estate loans, agriculture business loans, construction and land development loans, one- to four-family residential loans and consumer loans. A portion of Banner Bank’s construction and mortgage lending activities are conducted through its subsidiary, Community Financial Corporation, which is located in the Lake Oswego area of Portland, Oregon.

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “BANR.” Our principal executive offices are located at 10 South First Avenue, Walla Walla, Washington 99362-0265. Our telephone number is (509) 527-3636.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page 4 of this prospectus.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT

Our historical consolidated ratios of earnings to fixed charges and preferred stock dividend requirement for the periods indicated, both including and excluding interest on deposits, are set forth in the table below. The ratio of earnings to fixed charges and preferred stock dividend requirement is computed by dividing (i) income from continuing operations before income taxes and fixed charges by (ii) the sum of total fixed charges and (pre-tax) preferred stock dividend requirement. For purposes of computing these ratios, fixed charges excluding interest on deposits represents interest expense on Federal Home Loan Bank advances and other borrowed funds and fixed charges including interest on deposits represents all interest expense.

	Year Ended December 31,
	2009		2008		2007	2006	2005
						Restated	Restated
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement
Excluding interest on deposits	—	(1)	—	(2)	4.37x	2.82x	1.58x
less goodwill impairment	—		0.13x		4.37x	2.82x	1.58x

Including interest on deposits	0.39x		—	(3)	1.38x	1.41x	1.21x
less goodwill impairment	0.39x		0.89x		1.38x	1.41x	1.21x

The earnings coverage for some of these periods was inadequate to cover total fixed charges. The coverage deficiencies were:

(1)	for the year ended December 31, 2009: $43.5 million.
(2)	for the year ended December 31, 2008: $119.0 million.
(3)	for the year ended December 31, 2008: $8.7 million.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities for general corporate purposes unless otherwise indicated in the prospectus supplement relating to a specific issue of securities. Our general corporate purposes may include repurchasing our outstanding securities, financing possible acquisitions of branches, other financial institutions, other businesses that are related to banking or diversification into other banking-relating businesses, extending credit to, or funding investments in, our subsidiaries and repaying, reducing or refinancing indebtedness.

The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, our subsidiaries’ funding requirements, the availability of other funds and other factors. Until we use the net proceeds from the sale of any of our securities for general corporate purposes, we will use the net proceeds to reduce our indebtedness or for temporary investments. We expect that we will, on a recurrent basis, engage in additional financings as the need arises to finance our corporate strategies, to fund our subsidiaries, to finance acquisitions or otherwise.

REGULATION AND SUPERVISION

Our subsidiary banks, Banner Bank and Islanders Bank, are Washington-chartered commercial banks and are subject to regulation and supervision by the Washington DFI and by the FDIC. As the holding company for the Banks, we are a bank holding company subject to regulation and supervision by the FRB.

Because we are a holding company, our rights and the rights of the holders of the preferred stock and common stock we may offer under this prospectus to participate in the assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

In addition, dividends, loans and advances from the Banks are restricted by federal and state statutes and regulations. The FDIC and the Washington DFI can limit each Bank’s payment of dividends based on, among other factors, the maintenance of adequate capital for such Bank.

In addition, there are various statutory and regulatory limitations on the extent to which the Banks can finance us or otherwise transfer funds or assets to us, whether in the form of loans, extensions of credit, investments or asset purchases. These extensions of credit and other transactions involving the Banks and us are limited in amount to 10% of each Bank’s capital and surplus and, with respect to us and any nonbanking subsidiaries, to an aggregate of 20% of each Bank’s capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries, and specific information relevant to us, you should refer to our most recent Annual Report on Form 10-K and the subsequent quarterly and current reports filed by us with the SEC pursuant to the Exchange Act, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors and the deposit insurance funds that insure deposits of banks, rather than for the protection of security holders.

Changes to the laws and regulations applicable to us or our subsidiaries can affect the operating environment of bank holding companies and their subsidiaries in substantial and unpredictable ways. We cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon our or our subsidiaries’ financial condition or results of operations.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Our authorized capital stock consists of:

•	75,000,000 shares of common stock, par value $.01 per share; and

•	500,000 shares of preferred stock, par value $.01 per share.

As of March 17, 2009, there were 23,101,149 shares of our common stock issued and outstanding and 124,000 shares of our preferred stock issued and outstanding, all of which consisted of our Fixed Rate, Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”). In this section we describe certain features and rights of our common stock and preferred stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation, Bylaws, and to applicable Washington law. You should refer to the provisions of our Articles of Incorporation and Bylaws because they, and not the summaries, define the rights of holders of shares of our common stock and preferred stock. Our Articles of Incorporation and Bylaws have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and may be obtained by following the directions under the heading “Where You Can Find More Information.”

Common Stock

We may issue, either separately or together with other securities, shares of common stock. Upon our receipt of the full specified purchase price, the common stock issued will be fully paid and nonassessable. A prospectus supplement relating to an offering of common stock, or other securities convertible or exchangeable for, or exercisable into, common stock, will describe the relevant offering terms, including the number of shares offered, the initial offering price, and market price and dividend information, as well as, if applicable, information on other related securities.

General. Except as described below under “—Anti-takeover Effects—Restrictions on Voting Rights,” each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, distributions or provisions for distributions in settlement of the liquidation account established in connection with the conversion of Banner Bank from the mutual to the stock form of ownership, and the satisfaction of any liquidation preferences granted to the holders of any shares of preferred stock that may be outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Restrictions on Dividends and Repurchases Under Agreement with Treasury. The securities purchase agreement we entered into with the U.S. Department of the Treasury (“Treasury”) in connection with the sale of the Series A Preferred Stock to Treasury pursuant to the TARP Capital Purchase Program provides that prior to the earlier of (i) November 21, 2011 and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series A Preferred Stock) or trust preferred securities.

Preferred Stock

The following summary contains a description of the general terms of the preferred stock that we may issue. The specific terms of any series of preferred stock will be described in the prospectus supplement relating to that series of preferred stock. The terms of any series of preferred stock may differ from the terms described below. Certain provisions of the preferred stock described below and in any prospectus supplement are not complete. You should refer to the amendment to our Articles of Incorporation, with respect to the establishment of a series of preferred stock which will be filed with the SEC in connection with the offering of such series of preferred stock. For a description of the terms of our Series A Preferred Stock we issued to the Treasury pursuant to the TARP Capital Purchase Program, see “—Series A Preferred Stock” below.

General. Our Articles of Incorporation permits our Board of Directors to authorize the issuance of up to 500,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action. The Board of Directors can fix the designation, powers, preferences and rights of each series. Therefore, without shareholder approval (except as may be required under the terms of the Series A Preferred Stock or by the rules of The NASDAQ Stock Market or any other exchange or market on which our securities may then be listed or quoted), our Board of Directors can authorize the issuance of preferred stock with voting, dividend, liquidation and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of the common stock and may assist management in impeding any unfriendly takeover or attempted change in control. See “—Anti-Takeover Effects—Authorized Shares.”

The preferred stock has the terms described below unless otherwise provided in the prospectus supplement relating to a particular series of the preferred stock. You should read the prospectus supplement relating to the particular series of the preferred stock being offered for specific terms, including:

•	the designation and stated value per share of the preferred stock and the number of shares offered;

•	the amount of liquidation preference per share, if any;

•	the price at which the preferred stock will be issued;

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the dividend rate, or method of calculation, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will commence to accumulate;

•	any listing of the preferred stock being offered on any securities exchange or other securities market;

•	any voting rights;

•	any redemption or sinking fund provisions;

•	any conversion provisions;

•	whether interests in the preferred stock being offered will be represented by depositary shares; and

•	any other specific terms of the preferred stock being offered.

Upon our receipt of the full specified purchase price, the preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, each series of the preferred stock will rank equally as to dividends and liquidation rights in all respects with each other series of preferred stock. The rights of holders of shares of each series of preferred stock will be subordinate to those of our general creditors.

Rank. Any series of the preferred stock will, with respect to the priority of the payment of dividends and the priority of payments upon liquidation, winding up and dissolution, rank:

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senior to all classes of common stock and all equity securities issued by us the terms of which specifically provide that the equity securities will rank junior to the preferred stock (referred to as the “junior securities”);

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equally with all equity securities issued by us the terms of which specifically provide that the equity securities will rank equally with the preferred stock (referred to as the “parity securities”); and

•	junior to all equity securities issued by us the terms of which specifically provide that the equity securities will rank senior to the preferred stock.

The terms of the Series A Preferred Stock provide that we must obtain the approval of the holders of at least 66 2/3% of the outstanding shares of the Series A Preferred Stock in order to amend our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or payments upon our liquidation, dissolution or winding up. See “—Series A Preferred Stock-Voting Rights.”

Dividends. Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, cash dividends at such rates and on such dates described, if any, in the prospectus supplement. Different series of preferred stock may be entitled to dividends at different rates or based on different methods of calculation. The dividend rate may be fixed or variable or both. Dividends will be payable to the holders of record as they appear on our stock books on record dates fixed by our Board of Directors, as specified in the applicable prospectus supplement.

Dividends on any series of the preferred stock may be cumulative or noncumulative, as described in the applicable prospectus supplement. If our Board of Directors does not declare a dividend payable on a dividend payment date on any series of noncumulative preferred stock, then the holders of that noncumulative preferred stock will have no right to receive a dividend for that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that series are declared payable on any future dividend payment dates. Dividends on any series of cumulative preferred stock will accrue from the date we initially issue shares of such series or such other date specified in the applicable prospectus supplement.

No full dividends may be declared or paid or funds set apart for the payment of any dividends on any parity securities unless dividends have been paid or set apart for payment on the preferred stock. If full dividends are not paid, the preferred stock will share dividends pro rata with the parity securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any junior securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of the declaration or payment will have been paid or declared and a sum sufficient for the payment set apart for payment on the preferred stock.

Rights Upon Liquidation. If we dissolve, liquidate or wind up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive, before any payment or distribution of assets is made to holders of junior securities, liquidating distributions in the amount described in the prospectus supplement relating to that series of the preferred stock, plus an amount equal to accrued and unpaid dividends and, if the series of the preferred stock is cumulative, for all dividend periods prior to that point in time. If the amounts payable with respect to the preferred stock of any series and any other parity securities are not paid in full, the holders of the preferred stock of that series and of the parity securities will share proportionately in the distribution of our assets in proportion to the full liquidation preferences to which they are entitled. After the holders of preferred stock and the parity securities are paid in full, they will have no right or claim to any of our remaining assets.

Because we are a bank holding company, our rights and the rights of our creditors and of our shareholders, including the holders of any shares of preferred stock then outstanding, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

Redemption. We may provide that a series of the preferred stock may be redeemable, in whole or in part, at our option or at the option of the holder of the stock. In addition, a series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund or otherwise. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be described in the prospectus supplement.

In the event of partial redemptions of preferred stock, whether by mandatory or optional redemption, our Board of Directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable.

On or after a redemption date, unless we default in the payment of the redemption price, dividends will cease to accrue on shares of preferred stock called for redemption. In addition, all rights of holders of the shares will terminate except for the right to receive the redemption price.

Unless otherwise specified in the applicable prospectus supplement for any series of preferred stock, if any dividends on any other series of preferred stock ranking equally as to payment of dividends and liquidation rights with such series of preferred stock are in arrears, no shares of any such series of preferred stock may be redeemed, whether by mandatory or optional redemption, unless all shares of preferred stock are redeemed, and we will not purchase any shares of such series of preferred stock. This requirement, however, will not prevent us from acquiring such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

Voting Rights. Unless otherwise described in the applicable prospectus supplement, holders of the preferred stock will have no voting rights except as otherwise required by law or in our Articles of Incorporation.

Under regulations adopted by the FRB, if the holders of any series of the preferred stock are or become entitled to vote for the election of directors, such series may then be deemed a “class of voting securities” and a holder of 10% or more of such series that is a company may then be subject to regulation as a bank holding company. In addition, at such time as such series is deemed a class of voting securities, (a) any holder that is a bank holding company may be required to obtain the approval of the FRB to acquire or retain more than 5% of that series and (b) any person may be required to obtain the approval of the FRB to acquire or retain 10% or more of that series.

Series A Preferred Stock

This section summarizes specific terms and provisions of the Series A Preferred Stock. The description of the Series A Preferred Stock contained in this section is qualified in its entirety by the actual terms of the Series A Preferred Stock, as are stated in the articles of amendment to our Articles of Incorporation, a copy of which is included in Exhibit 3.2 to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. See “Where You Can Find More Information.”

General. The Series A Preferred Stock constitutes a single series of our preferred stock, consisting of 124,000 shares, par value $0.01 per share, having a liquidation preference amount of $1,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock to Treasury on November 21, 2008 in connection with the TARP Capital Purchase Program for a purchase price of $124.0 million.

Dividend Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from November 21, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009.

Dividends on the Series A Preferred Stock are cumulative. If for any reason our Board of Directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Banner Corporation. We currently have no outstanding class or series of stock constituting Junior Stock other than our common stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of Banner Corporation, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Banner Corporation, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of the assets of Banner Corporation or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither a merger or consolidation of Banner Corporation with another entity nor a sale, lease or exchange of all or substantially all of Banner Corporation’s assets will constitute a liquidation, dissolution or winding up of the affairs of Banner Corporation.

Redemption and Repurchases. Subject to the prior approval of the Federal Reserve, the Series A Preferred Stock is redeemable at our option in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $1,000 per share plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have, or our successor following a business combination with another entity which also participated in the TARP Capital Purchase Program has, raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $31.0 million plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by Banner Corporation (or its successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

Subsequent to our issuance of the Series A Preferred Stock, on February 17, 2009, President Obama signed the American Recovery and Reinvestment Act of 2009 (the “ARRA”) into law. Among other things, the ARRA provides that subject to consulting with the appropriate federal banking agency (the Federal Reserve in our case), Treasury must permit repayment of funds provided under the TARP Capital Purchase Program without regard to whether the institution which received the funds has replaced the funds from any other source. Accordingly, the ARRA effectively permits us to currently cause the redemption of the Series A Preferred Stock, without regard to whether we have raised additional capital in a Qualified Equity Offering or otherwise, subject to Treasury’s consultation with the Federal Reserve.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights. Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Washington law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of directors of Banner Corporation will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock outstanding at the time, voting together as a class, to elect two directors (the “Preferred Directors”) to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us in the payment of dividends on the Series A Preferred Stock.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors. Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “—Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

In addition to any other vote or consent required by Washington law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

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amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of Banner Corporation; or

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amend our Articles of Incorporation or the articles of amendment for the Series A Preferred Stock in a way that materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

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consummate a binding share exchange or reclassification involving the Series A Preferred Stock or a merger or consolidation of Banner Corporation with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which Banner Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one for each share then held.

Anti-takeover Effects

The provisions of our Articles of Incorporation, our Bylaws, and Washington law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized Shares. Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock and 500,000 shares of preferred stock. These shares of common stock and preferred stock provide our Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of us, and thereby assist members of management to retain their positions.

Restrictions on Voting Rights. Our Articles of Incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of our equity security. Specifically, our Articles of Incorporation provide that if any person or group acting in concert acquires the beneficial ownership of more than 10% of any class of our equity security without the prior approval by a two-thirds vote of our “Continuing Directors,” (as defined therein) then, with respect to each vote in excess of 10% of the voting power of our outstanding shares of voting stock which such person would otherwise have been entitled to cast, such person shall be entitled to cast only one-hundredth of one vote per share. Exceptions from this limitation are provided for, among other things, any proxy granted to one or more of our “Continuing Directors” and for our employee benefit plans. Under our Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically, and the Articles of Incorporation provide that a majority of our Continuing Directors have the power to construe the forgoing restrictions and to make all determinations necessary or desirable to implement these restrictions. These restrictions would, among other things, restrict voting power of a beneficial owner of more than 10% of our outstanding shares of common stock in a proxy contest or on other matters on which such person is entitled to vote.

Board of Directors. Our Board of Directors is divided into three classes, each of which contains approximately one-third of the members of the Board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year. The classification of directors, together with the provisions in our Articles of Incorporation described below that limit the ability of shareholders to remove directors and that permit only the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Our Articles of Incorporation provides that the size of the Board shall be not less than five or more than 25 as set in accordance with the Bylaws. In accordance with the Bylaws, the number of directors is currently set at 15. The Articles of Incorporation provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the Board of Directors without the consent of incumbent members of the Board. The Articles of Incorporation further provide that a director may be removed from the Board of Directors prior to the expiration of his term only for cause and only upon the vote of the holders of 80% of the total votes eligible to be cast thereon. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Board, but only with cause, and replace it with persons of such holders’ choice.

The foregoing description of our Board of Directors does not apply with respect to directors that may be elected by the holders of the Series A Preferred Stock. The terms of the Series A Preferred Stock provide that the holders of the Series A Preferred Stock have the right to elect two directors in the event we do not pay dividends on the Series A Preferred Stock for six or more dividend periods, whether or not consecutive. This right will terminate and the terms of such directors will end at the time all unpaid dividends on the Series A Preferred Stock have been paid in full. See “—Series A Preferred Stock-Voting Rights.”

Cumulative Voting, Special Meetings and Action by Written Consent. Our Articles of Incorporation do not provide for cumulative voting for any purpose. Moreover, the Articles of Incorporation provide that special meetings of shareholders may be called only by our Board of Directors or a committee of the Board. In addition, our Bylaws require that any action taken by written consent must receive the consent of all of the outstanding voting stock entitled to vote on the action taken.

Shareholder Vote Required to Approve Business Combinations with Principal Shareholders. The Articles of Incorporation require the approval of the holders of at least 80% of our outstanding shares of voting stock to approve certain “Business Combinations” (as defined therein) involving a “Related Person” (as defined therein) except in cases where the proposed transaction has been approved in advance by two-thirds of those members of Banner Corporation’s Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became a Related Person. The term “Related Person” is defined to include any individual, corporation, partnership or other entity (other than tax-qualified benefit plans of Banner Corporation) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of common stock of Banner Corporation or an affiliate of such person or entity. This provision of the Articles of Incorporation applies to any “Business Combination,” which is defined to include: (i) any merger or consolidation of Banner Corporation with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of Banner Corporation to a Related Person; (iii) any merger or consolidation of a Related Person with or into Banner Corporation or a subsidiary of Banner Corporation; (iv) any sale, lease, exchange, transfer, or other disposition of certain assets of a Related Person to Banner Corporation or a subsidiary of Banner Corporation; (v) the issuance of any securities of Banner Corporation or a subsidiary of Banner Corporation to a Related Person; (vi) the acquisition by Banner Corporation or a subsidiary of Banner Corporation of any securities of a Related Person; (vii) any reclassification of common stock of Banner Corporation or any recapitalization involving the common stock of Banner Corporation; or (viii) any agreement or other arrangement providing for any of the foregoing.

Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with an “Acquiring Person” who acquires 10% or more of the voting securities of a target corporation for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date of the acquisition or, at or subsequent to the date of the acquisition, the transaction is approved by a majority of the members of the target corporation’s board of directors and authorized at a shareholders’ meeting by the vote of at least two-thirds of the outstanding voting shares of the target corporation, excluding shares owned or controlled by the Acquiring Person. The prohibited transactions include, among others, a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation as a result of the Acquiring Person’s acquisition of 10% or more of the shares, or allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, certain significant business transactions may occur if certain “fair price” criteria or shareholder approval requirements are met. Target corporations include all publicly-traded corporations incorporated under Washington law, as well as publicly traded foreign corporations that meet certain requirements.

Amendment of Articles of Incorporation and Bylaws. Amendments to our Articles of Incorporation must be approved by our Board of Directors by a majority vote of the Board and by our shareholders by a majority of the voting group comprising all the votes entitled to be cast on the proposed amendment, and a majority of each other voting group entitled to vote separately on the proposed amendment; provided, however, that the affirmative vote of the holders of at least 80% of votes entitled to be cast by each separate voting group entitled to vote thereon (after giving effect to the provision limiting voting rights, if applicable) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to the removal of directors, shareholder nominations and proposals, the approval of certain business combinations, calling special meetings, director and officer indemnification by us and amendment of our Bylaws and Articles of Incorporation. Our Bylaws may be amended by a majority vote of our Board of Directors, or by a vote of 80% of the total votes entitled to vote generally in the election of directors at a duly constituted meeting of shareholders.

Shareholder Nominations and Proposals. Our Articles of Incorporation generally require a shareholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a shareholder meeting to give not less than 30 nor more than 60 days’ advance notice to the Secretary of Banner Corporation. The notice provision requires a shareholder who desires to raise new business to provide certain information to us concerning the nature of the new business, the shareholder and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

The cumulative effect of the restrictions on a potential acquisition of us that are contained in our Articles of Incorporation and Bylaws, and federal and Washington law, may be to discourage potential takeover attempts and perpetuate incumbent management, even though certain shareholders may deem a potential acquisition to be in their best interests, or deem existing management not to be acting in their best interests.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares, which will be evidenced by depositary receipts, representing fractional interests in shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. The following briefly summarizes the material provisions of the deposit agreement and of the depositary shares and depositary receipts, other than pricing and related terms disclosed for a particular issuance in an accompanying prospectus supplement. This description is not complete and is subject to, and qualified in its entirety by reference to, all provisions of the deposit agreement, depositary shares and depositary receipts. You should read the particular terms of any depositary shares and any depositary receipts that we offer and any deposit agreement relating to a particular series of preferred stock described in more detail in a prospectus supplement. The prospectus supplement will also state whether any of the generalized provisions summarized below do not apply to the depositary shares or depositary receipts being offered.

General

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In such event, we will issue receipts for depositary shares, each of which will represent a fraction of a share of a particular series of preferred stock.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company we select and that has its principal office in the United States and a combined capital and surplus of at least $50,000,000, as preferred stock depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the underlying preferred stock, including any dividend, voting, redemption, conversion and liquidation rights described in the particular prospectus supplement, in proportion to the applicable fraction of a share of preferred stock represented by such depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the applicable prospectus supplement.

Dividends and Other Distributions

The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the deposited preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of depositary shares owned by the holders.

In the case of a distribution other than in cash, the preferred stock depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to receive it. If the preferred stock depositary determines that it is not feasible to make such a distribution, it may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

The amounts distributed in any such distribution, whether in cash or otherwise, will be reduced by any amount required to be withheld by us or the preferred stock depositary on account of taxes.

Withdrawal of Preferred Stock

When a holder surrenders depositary receipts at the office of the preferred stock depositary maintained for that purpose, and pays any necessary taxes, charges or other fees, the holder will be entitled to receive the number of whole shares of the related series of preferred stock, and any money or other property, if any, represented by the holder’s depositary shares. Once a holder exchanges depositary shares for whole shares of preferred stock, that holder generally cannot “re-deposit” these shares of preferred stock with the preferred stock depositary, or exchange them for depositary shares. If a holder delivers depositary receipts that represent a number of depositary shares that exceeds the number of whole shares of related preferred stock the holder seeks to withdraw, the depositary will issue a new depositary receipt to the holder that evidences the excess number of depositary shares.

Redemption, Conversion and Exchange of Preferred Stock

If a series of preferred stock represented by depositary shares is to be redeemed, the depositary shares will be redeemed from the proceeds received by the preferred stock depositary resulting from the redemption, in whole or in part, of that series of preferred stock. The depositary shares will be redeemed by the preferred stock depositary at a price per depositary share equal to the applicable fraction of the redemption price per share payable in respect of the shares of preferred stock redeemed.

Whenever we redeem shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will redeem as of the same date the number of depositary shares representing shares of preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by lot or ratably or by any other equitable method, in each case as we may determine.

If a series of preferred stock represented by depositary shares is to be converted or exchanged, the holder of depositary receipts representing the shares of preferred stock being converted or exchanged will have the right or obligation to convert or exchange the depositary shares evidenced by the depositary receipts.

After the redemption, conversion or exchange date, the depositary shares called for redemption, conversion or exchange will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will end, except the right to receive money, securities or other property payable upon redemption, conversion or exchange.

Voting Deposited Preferred Stock

Upon receipt of notice of any meeting at which the holders of any series of deposited preferred stock are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares relating to that series of preferred stock. Each record holder of the depositary receipts on the record date will be entitled to instruct the preferred stock depositary to vote the amount of the preferred stock represented by the holder’s depositary shares. The preferred stock depositary will try, if practical, to vote the amount of such series of preferred stock represented by such depositary shares in accordance with such instructions.

We will agree to take all reasonable actions that the preferred stock depositary determines are necessary to enable the preferred stock depositary to vote as instructed. The preferred stock depositary will abstain from voting shares of any series of preferred stock held by it for which it does not receive specific instructions from the holders of depositary shares representing those preferred shares.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the preferred stock depositary. However, any amendment that materially and adversely alters any existing right of the holders of depositary receipts will not be effective unless the amendment has been approved by the holders of depositary receipts representing at least a majority of the depositary shares then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement, as amended.

We may direct the preferred stock depositary to terminate the deposit agreement at any time by mailing notice of termination to the record holders of the depositary receipts then outstanding at least 30 days prior to the date fixed for termination. Upon termination, the preferred stock depositary will deliver to each holder of depositary receipts, upon surrender of those receipts, such number of whole shares of the series of preferred stock represented by the depositary shares together with cash in lieu of any fractional shares, to the extent we have deposited cash for payment in lieu of fractional shares with the preferred stock depositary. In addition, the deposit agreement will automatically terminate if:

•	all of the shares of the preferred stock deposited with the preferred stock depositary have been withdrawn, redeemed, converted or exchanged; or

•	there has been a final distribution in respect of the deposited preferred stock in connection with our liquidation, dissolution or winding up.

Charges of Preferred Stock Depositary; Taxes and Other Governmental Charges

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We also will pay charges of the preferred stock depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Prospective purchasers of depositary shares should be aware that special tax, accounting and other issues may be applicable to instruments such as depositary shares.

Resignation and Removal of Depositary

The preferred stock depositary may resign at any time by delivering to us notice of its intent to do so, and we may at any time remove the preferred stock depositary, any such resignation or removal to take effect upon the appointment of a successor preferred stock depositary and its acceptance of such appointment. The successor preferred stock depositary must be appointed within 90 days after delivery of the notice of resignation or removal and must be a bank or trust company, or an affiliate of a bank or trust company, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock depositary will forward all reports and communications from us which are delivered to the preferred stock depositary and which we are required to furnish to the holders of the deposited preferred stock.

Neither we nor the preferred stock depositary will be liable if we are or the preferred stock depositary is prevented or delayed by law or any circumstances beyond our or its control in performing our or its obligations under the deposit agreement. Our obligations and the obligations of the preferred stock depositary under the deposit agreement will be limited to performance in good faith of the duties under the deposit agreement and we and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory indemnity is furnished. We and the preferred stock depositary may rely upon written advice of counsel or accountants, or upon information provided by holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of:

•	our preferred stock, depositary shares or common stock;

•	securities of an entity not affiliated with us, a basket of those securities, an index or indices of those securities or any combination of the foregoing;

•	currencies; or

•	commodities.

The price per share of our common stock, preferred stock or depositary shares, or the price of the other securities, currencies or commodities that are the subject of the contract, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.

The applicable prospectus supplement may contain, where applicable, the following information about the purchase contracts issued under it:

•

whether the purchase contracts obligate the holder to purchase or sell, or both purchase and sell, our common stock, preferred stock or depositary shares, or other securities, currencies or commodities, as applicable, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts;

•	United States federal income tax considerations relevant to the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

The applicable prospectus supplement will describe the terms of any purchase contracts. The preceding description and any description of purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such purchase contracts.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our common stock or preferred stock or depositary shares. Warrants may be issued independently or together with any shares of our common stock or preferred stock or depositary shares offered by any prospectus supplement and may be attached to or separate from the shares of common stock or preferred stock or depositary shares. The warrants will be issued under warrant agreements to be entered into between Banner Corporation and a bank or trust company, as warrant agent, as is named in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of Banner Corporation in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following outlines the some of the anticipated general terms and conditions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement.

General

If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the offering price;

•	the number of shares purchasable upon exercise of any common stock warrants and the price at which such shares of common stock may be purchased upon such exercise;

•

the designation, number of shares and terms of the preferred stock purchasable upon exercise of any preferred stock warrants and the price at which such shares of preferred stock may be purchased upon such exercise;

•	if applicable, the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which such right will expire;

•	whether the warrants will be issued in registered or bearer form;

•	a discussion of certain federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants.

If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise.

Exercise of Warrants

Each warrant will entitle the holder to purchase such number of shares of common stock or preferred stock or depositary shares at such exercise price as shall in each case be set forth in, or can be calculated according to information contained in, the prospectus supplement relating to the warrant. Warrants may be exercised at such times as are set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date of the warrants, or such later date to which such expiration date may be extended by Banner Corporation, unexercised warrants will become void.

Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, warrants may be exercised by delivery to the warrant agent of the certificate evidencing such warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase the shares of common stock or preferred stock or depositary shares purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of such payment and the certificate representing the warrants to be exercised, properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or preferred stock or depositary shares purchasable upon such exercise. If fewer than all of the warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

Additional Provisions

The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including:

•	the issuance of the stock dividend to holders of common stock or preferred stock, respectively;

•	a combination, subdivision or reclassification of common stock or preferred stock, respectively; or

•	any other event described in the applicable prospectus supplement.

In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Banner Corporation as an entirety or substantially as an entirety, the holder of each outstanding stock warrant will have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.

DESCRIPTION OF UNITS

We may issue units comprised of two or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	the terms of the unit agreement governing the units;

•	any material United States federal income tax considerations relevant to the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of unit agreement which will be filed with the SEC in connection with the offering of such units, and, if applicable, collateral arrangements and depositary arrangements relating to such units.

PLAN OF DISTRIBUTION

We may sell our securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	through agents; or

•	directly to purchasers or to a single purchaser.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement that contains the specific terms of the offering. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the type and amounts of securities underwritten or purchased by each of them; and

•	the public offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of our securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions or discounts we pay for solicitation of these contracts.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us from the sale of any securities registered pursuant to SEC Rule 415.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates in connection with those derivatives, then the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. In that event, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment).

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Breyer & Associates PC, McLean, Virginia.

EXPERTS

The consolidated statements of financial condition of Banner Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009, and the effectiveness of internal control over financial reporting of Banner Corporation as of December 31, 2009, have been audited by Moss Adams, LLP, independent registered public accounting firm, as stated in its report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$150,000,000

Common Stock

PROSPECTUS SUPPLEMENT

D.A. Davidson & Co.
Book Running Manager
Sandler O’Neill + Partners, L.P.

McAdams Wright Ragen, Inc.

June     , 2010